

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

082-03638

RECEIVED
2006 AUG -2 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 31 July 2006

BEST AVAILABLE COPY

BY COURIER

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.



06015703

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED (the "Company")
- ISIN US 41068T2087

We enclose herewith the following documents of the Company for filing under the ISIN US 41068T2087:

(1) Annual Report 2005-2006;
(2) Circular regarding proposed re-election of directors, proposed general mandates to issue and repurchase shares and notice of annual general meeting;
(3) copy of Announcement of Results for the year ended 31 March 2006 dated 28 July 2006 published in The Standard (English version) and Hong Kong Economic Times (Chinese version) respectively on 31 July 2006; and
(4) copy of Notice of Annual General Meeting dated 31 July 2006 published in The Standard (English version) and Hong Kong Economic Times (Chinese version) respectively on 31 July 2006.

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

Thank you for your kind attention.

Yours faithfully
For and on behalf of
HANNY HOLDINGS LIMITED

Florence Kam
Company Secretary

Encls.

O:\Hanny 2006\Correspondence\Letter\116-US Sec-annual report.doc

香港九龍觀塘鴻圖道51號保華企業中心8樓

THE CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in Hanny Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

RECEIVED
2006 AUG -2 P 12:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PROPOSED RE-ELECTION OF DIRECTORS, PROPOSED GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of Hanny Holdings Limited to be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Friday, 1 September 2006 at 10:30 a.m. is set out in Appendix III to this circular. Whether or not the shareholders of the Company intend to attend such meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon and return it to the branch share registrar of the Company in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding such meeting. Completion and return of the form of proxy will not preclude the shareholders from attending and voting at the meeting or any adjourned meeting if they so wish.

31 July 2006

CONTENTS

Page

DEFINITIONS 1

LETTER FROM THE BOARD 2

APPENDIX I – DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION 5

APPENDIX II – EXPLANATORY STATEMENT
ON REPURCHASE MANDATE 7

APPENDIX III – NOTICE OF ANNUAL GENERAL MEETING 10

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"AGM"	the annual general meeting of the Company to be convened and held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Friday, 1 September 2006 at 10:30 a.m. or any adjournment thereof (or as the case may be);
"associates"	the same definition as described under the Listing Rules;
"Board"	the board of Directors;
"Bye-Laws"	the bye-laws of the Company;
"Company"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability, and the shares of which are listed on the main board of the Stock Exchange;
"Convertible Bonds"	convertible bonds of the Company which is convertible into Shares at a conversion price of HK$9 per Share (subject to adjustment);
"Director(s)"	the director(s) of the Company;
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong Special Administrative Region of the People's Republic of China;
"ITC"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability, and the ordinary shares and preference shares of which are listed on the main board of the Stock Exchange;
"Latest Practicable Date"	26 July 2006, being the latest practicable date prior to the printing of this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"New Issue Mandate"	a general mandate proposed to be granted to the Directors to exercise the power of the Company to issue new Shares on the terms set out in the Notice of AGM;
"Notice"	the notice convening the AGM;
"Repurchase Mandate"	a general mandate proposed to be granted to the Directors to exercise the power of the Company to repurchase Shares on the terms set out in the Notice of AGM;
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong);
"Share(s)"	share(s) of par value of HK$0.01 each in the capital of the Company;
"Shareholders"	the shareholders of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	the Code on Takeovers and Mergers;
"%"	per cent.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-Executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

31 July 2006

To the Shareholders and, for information only, to the holders of the Convertible Bonds and the holders of share options granted under the Company's share option scheme

Dear Sir or Madam,

PROPOSED RE-ELECTION OF DIRECTORS, PROPOSED GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

At the forthcoming AGM of the Company to be held on Friday, 1 September 2006, the following resolutions will be proposed, among other things:

(a) to re-elect Dr. Yap, Allan and Mr. Sin Chi Fai, who will retire at the AGM in accordance with the Bye-Laws, as directors of the Company;

(b) to grant to the Directors a general mandate to repurchase Shares not exceeding 10% of the aggregate nominal value of the share capital of the Company in issue as at the date of passing such resolution;

(c) to grant to the Directors a general mandate to allot, issue and deal with additional Shares and to make or grant offers, agreements, options and warrants not exceeding 20% of the aggregate nominal value of the share capital of the Company in issue as at the date of passing such resolution; and

(d) to add to the general mandate for issuing Shares set out in (c) above the number of Shares repurchased by the Company pursuant to the Repurchase Mandate set out in (b) above.

PROPOSED RE-ELECTION OF DIRECTORS

In accordance with bye-laws 87(2) and 87(3) of the Bye-Laws, Dr. Yap, Allan will retire from office by rotation and, being eligible, offer himself for re-election at the forthcoming AGM.

In accordance with bye-law 86(2) of the Bye-Laws, Mr. Sin Chi Fai who was appointed during the period from the last AGM to the date of this circular, will retire and, being eligible, offer himself for re-election at the forthcoming AGM.

Information as required to be disclosed under the Listing Rules is set out in Appendix I to this circular.

PROPOSED GENERAL MANDATE TO REPURCHASE SHARES

At the AGM, it will be proposed, by way of an ordinary resolution, that the Directors be given a general and unconditional mandate to exercise all powers of the Company to repurchase Shares on the Stock Exchange up to a maximum of 10% of the share capital of the Company in issue at the date of passing the ordinary resolution.

An explanatory statement containing information relating to the Repurchase Mandate as required pursuant to the Listing Rules, is set out in Appendix II to this circular.

PROPOSED GENERAL MANDATE TO ISSUE NEW SHARES

At the AGM, it will also be proposed, by way of an ordinary resolution, that the Directors be given a general and unconditional mandate to exercise all powers of the Company to issue new Shares up to a maximum of 20% of the share capital of the Company in issue at the date of passing the ordinary resolution. In addition, it is further proposed, by way of a separate ordinary resolution, that the New Issue Mandate be extended so that the Directors be given a general mandate to issue further Shares with an aggregate nominal value equal to the aggregate nominal value of the share capital of the Company repurchased under the Repurchase Mandate.

AGM

A notice convening the AGM with the resolutions, among other matters, is appended hereto as Appendix III to this circular. Whether or not the Shareholders are able to attend the meeting, they are requested to complete the enclosed form of proxy and return it to the Company's branch share registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time of the meeting. Completion and return of the form of proxy will not preclude the Shareholders from attending and voting at the meeting should they wish to do so.

PROCEDURES FOR DEMANDING A POLL

A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the Chairman; or

(b) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a member shall be deemed to be the same as a demand by the member.

RECOMMENDATION

The Directors are of the opinion that (i) the re-election of the retiring Directors and (ii) the grant of the Repurchase Mandate and the New Issue Mandate are in the best interests of the Company and its Shareholders as a whole and accordingly recommend all the Shareholders to vote in favour of the relevant resolutions to be proposed at the AGM.

GENERAL

Copies of the Company's memorandum of association and Bye-Laws will be available for inspection at the principal place of business of the Company in Hong Kong at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong during normal business hours from the date of this circular up to and including the date of the AGM.

Yours faithfully,
For and on behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

PARTICULARS CONCERNING DIRECTORS SEEKING RE-ELECTION AT THE AGM

Dr. Yap, Allan, aged 50, joined the Company in 1995 and was appointed as Deputy Managing Director in December 1997. In November 2000, he was appointed as Managing Director of the Company. He obtained the Honorary degree of Doctor of Laws and has over 24 years' experience in finance, investment and banking.

Dr. Yap is an executive director of Wing On Travel (Holdings) Limited, a company whose shares are listed on the main board of the Stock Exchange. He is the chairman and chief executive officer of China Enterprises Limited, a company whose shares are traded on the OTC Bulletin Board in the United States of America as well as Burcon NutraScience Corporation, a company whose shares are listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. Dr. Yap is an executive chairman of PSC Corporation Ltd, Intraco Limited and Tat Seng Packaging Group Ltd., all of which are public listed companies in Singapore. He is also the chairman of MRI Holdings Limited, a company whose shares are listed on the Australian Stock Exchange.

Dr. Yap previously held directorships as vice chairman of China Strategic Holdings Limited (October 2000 to June 2006) and director of Dong Fang Gas Holdings Limited (now known as Pacific Century Premium Developments Limited) (September 2002 to May 2004). Save as disclosed above, Dr. Yap has not held any directorships in other listed public companies in the last three years.

As at the Latest Practicable Date, Dr. Yap has personal interest in 1,600,000 Shares, representing approximately 0.65% of the issued share capital of the Company and an interest in 3,250,000 underlying shares of equity derivatives of the Company within the meaning of Part XV of the SFO. Save as disclosed above, Dr. Yap does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

Dr. Yap has not entered into any service contract with the Company, nor is he appointed for a specific term, but he is subject to retirement by rotation and is eligible for re-election at the AGM in accordance with the Bye-Laws. Dr. Yap is entitled to receive an emolument of HK$2,412,000 (inclusive of salary, bonus payment and MPF contributions) from the Company for the financial year ended 31 March 2006 for the performance of acting as an Executive Director of the Company. Such emolument is determined and reviewed by the Board from time to time with reference to the performance and profitability of the Company as well as remuneration benchmark in the industry and the prevailing market conditions.

Save as disclosed above, there is no information that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules, and there is no other matters that need to be brought to the attention of the Shareholders in relation to the re-election of Dr. Yap.

Mr. Sin Chi Fai, aged 46, was appointed as Independent Non-Executive Director of the Company in December 2005. He is also a Member of the Audit Committee of the Company. He obtained a diploma in Banking from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University). He has over 11 years' experiences in banking field and has 11 years' sales and marketing experiences in information technology industries. Mr. Sin is a director and a shareholder of a Singapore company engaging in distribution of data storage media and computer related products in Asian countries.

Mr. Sin is currently an independent non-executive director of China Strategic Holdings Limited and Wing On Travel (Holdings) Limited. Mr. Sin had been an independent non-executive director of Capital Estate Limited. The shares of all these companies are listed on the main board of the Stock Exchange. Save as disclosed above, Mr. Sin has not held any directorships in other public listed companies in the past three years.

As at the Latest Practicable Date, Mr. Sin does not have any interest in Shares within the meaning of Part XV of the SFO.

Mr. Sin was previously a director of a subsidiary in Singapore of the Company (the "Subsidiary") from 27 March 2002 to 12 January 2003 and was re-designated as an independent non-executive director from 13 January 2003 (on which date the shareholders of the Subsidiary had approved the Subsidiary to be deregistered) to 14 January 2004 (on which date the Subsidiary was struck off). Mr. Sin does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

Mr. Sin has not entered into any service contract with the Company, but there is an appointment letter which has been signed between Mr. Sin and the Company. Mr. Sin is subject to retirement by rotation and is eligible for re-election at the AGM in accordance with the Bye-Laws. Mr. Sin is entitled to receive director's fee of Singapore dollars of 10,000 per annum (without bonus payments and other benefits) for the performance of acting as an Independent Non-Executive Director and a Member of the Audit Committee of the Company. Such emolument is determined and reviewed by the Board from time to time with reference to the performance and profitability of the Company as well as remuneration benchmark in the industry and the prevailing market conditions.

Save as disclosed above, there is no information that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules, and there is no other matters that need to be brought to the attention of the Shareholders in relation to the re-election of Mr. Sin.

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide all the information in relation to the Repurchase Mandate for your consideration.

SHARE CAPITAL

As at the Latest Practicable Date, there were 247,179,630 Shares in issue and the Convertible Bonds with the outstanding principal amount of HK$770,973,210 which is convertible into 85,663,690 Shares.

Subject to the passing of the relevant ordinary resolution and on the assumption that there will be no variation in the issued Shares and the Convertible Bonds prior to the date of the AGM, the Company would be allowed to repurchase up to a maximum of 24,717,963 Shares.

REASONS FOR THE REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders to have general authority from the Shareholders to enable the Directors to repurchase Shares on the Stock Exchange. Such repurchase may, depending on marketing conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share of the Company and/or its earnings per Share and will only be made when the Directors believe that such repurchase will benefit the Company and its Shareholders.

FUNDING OF THE REPURCHASES

It is proposed that the repurchases of Shares under the Repurchase Mandate would be financed from available cash flow or working capital facilities of the Company and its subsidiaries. In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and Bye-Laws and the laws of Bermuda. The laws of Bermuda provide that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant Shares, or funds of the Company which would otherwise be available for dividend or distribution or the proceeds of a new issue of Shares made for the purpose of the repurchase. The amount of premium payable on the repurchase may only be paid out of either funds of the Company which would otherwise be available for dividend or distribution or out of the share premium account before the Shares are repurchased.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited accounts of the Company for the year ended 31 March 2006), in the event that the proposed Repurchase Mandate was to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements or the gearing levels of the Company which in the opinion of the Directors are from time to time appropriate for the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the previous twelve months prior to the printing of this circular were as follows:

	Per Share	
	Highest	**Lowest**
	HK$	*HK$*
2005		
August	3.550	3.125
September	4.100	3.325
October	4.550	3.725
November	4.200	3.550
December	4.000	3.650
2006		
January	5.300	3.700
February	5.600	4.450
March	5.050	4.475
April	4.900	4.650
May	4.850	4.000
June	4.575	3.600
July (up to the Latest Practicable Date)	3.650	2.500

DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquiries, any of their associates has any present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell any of the Shares to the Company.

No connected person (as defined in the Listing Rules) has notified that he/she has a present intention to sell any of the Shares to the Company, or has undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchase pursuant to the proposed resolution in accordance with the Listing Rules and the laws of Bermuda.

EFFECT OF THE TAKEOVERS CODE

If a shareholder's proportionate interest in the voting rights of the Company increases as a result of the Directors exercising the powers of the Company to repurchase Shares pursuant to the Repurchase Mandate, such increase will be treated as an acquisition of voting rights for the purpose of Rule 32 of the Takeovers Code. Accordingly, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

To the best knowledge of the Company and as at the Latest Practicable Date, ITC beneficially interested in 57,614,951 Shares, representing approximately 23.31% of the issued share capital of the Company and the Convertible Bonds with the outstanding principal amount of HK$95,966,280 ("ITC Convertible Bonds") which is convertible into 10,662,920 Shares. Dr. Chan Kwok Keung, Charles, through companies wholly-owned by him, controls more than one-third of the voting rights of ITC.

Assuming that none of the outstanding share options and the Convertible Bonds are exercised prior to the AGM and there are no alteration to the existing shareholdings of ITC, exercise of the Repurchase Mandate in full in accordance with the terms of the ordinary resolution to be proposed at the AGM, the shareholding of ITC in the Company would be increased to approximately 25.90% of the issued share capital of the Company. It will not give rise to an obligation for ITC to make a mandatory offer under Rule 26 of the Takeovers Code.

Assuming that the conversion rights attached to ITC Convertible Bonds are exercised in full and none of the outstanding share options are exercised prior to the AGM, ITC will then be beneficially interested in 68,277,871 Shares, representing approximately 26.48% of the then issued share capital of the Company. In the event that the exercise of the Repurchase Mandate in full in accordance with the terms of the ordinary resolution to be proposed at the AGM, the shareholding of ITC in the Company would be increased to approximately 29.29% of the issued share capital of the Company. It will not give rise to an obligation for ITC to make a mandatory offer under Rule 26 of the Takeovers Code.

Assuming that there is no further issue of Shares between the Latest Practicable Date and date of repurchase, the exercise of Repurchase Mandate whether in whole or in part will not result in the number of shares being reduced to less than 25% of the issued share capital of the Company being held by the public as required by Rule 8.08 of the Listing Rules. The Directors have no intention to exercise the Repurchase Mandate to an extent as may result in a public shareholding of less than such prescribed percentage.

SHARE REPURCHASES MADE BY THE COMPANY

No repurchase of the Shares (whether on the Stock Exchange or otherwise) has been made by the Company during the six months preceding the date of this circular.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Hanny Holdings Limited (the "Company") will be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Friday, 1 September 2006 at 10:30 a.m. for the following purposes:

1. To receive, consider and adopt the audited financial statements for the year ended 31 March 2006 and the Reports of the Directors and the Auditors thereon.

2. To declare a final dividend for the year ended 31 March 2006.

3. To re-elect Directors and to authorise the Board of Directors to fix the Directors' remuneration for the ensuing year.

4. To re-appoint auditors and authorise the Board of Directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "**THAT**:

   (a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.01 each in the capital of the Company ("Shares") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or any other stock exchange on which the Shares may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose ("Recognized Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or those of any other Recognized Stock Exchange as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of the share capital of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the Shares in issue as at the date of the passing of this resolution and the authority pursuant to this resolution shall be limited accordingly; and

   (c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the expiration of the period within which the next annual general meeting of the Company is required by the laws of Bermuda or the bye-laws of the Company ("Bye-Laws") to be held; or

(iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business, to consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (c) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into Shares) which would or might require the exercise of such powers subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors during the Relevant Period to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into Shares) which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted, whether pursuant to an option or otherwise, and issued by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) any issue of Shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to subscribe for Shares; (iii) any issue of Shares as scrip dividend or any similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend pursuant to the Bye-Laws from time to time; or (iv) any issue of Shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any shares which are convertible into Shares, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the laws of Bermuda or the Bye-Laws to be held; or

(iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of Shares open for a period fixed by the Directors to the holders of Shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares as at that date, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company."

7. As special business, to consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** conditional upon Ordinary Resolutions numbered 5 and 6 set out in the notice convening the annual general meeting of the Company dated 31 July 2006 (the "Notice") being duly passed, the general mandate granted to the Directors pursuant to Ordinary Resolution numbered 6 set out in the Notice be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution numbered 5 set out in the Notice, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

By the Order of the Board
Hanny Holdings Limited
Kam Yiu Sai, Florence
Company Secretary

Hong Kong, 31 July 2006

As at the date hereof, the Board comprises:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-Executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Notes:

1. A member entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of Shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the annual general meeting.

2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority shall be deposited with the Company's branch share registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the annual general meeting (or any adjourned meeting).

3. The Register of Members of the Company will be closed from Tuesday, 29 August 2006 to Friday, 1 September 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 28 August 2006.

4. Regarding Resolution No. 3 above, Dr. Yap, Allan will retire by rotation and, being eligible, offer himself for re-election at the annual general meeting pursuant to bye-laws 87(2) and 87(3) of the Bye-Laws. Mr. Sin Chi Fai who was appointed during the year ended 31 March 2006 will hold office until the annual general meeting and will then retire and, being eligible, offer himself for re-election at the annual general meeting pursuant to bye-law 86(2) of the Bye-Laws.

7. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

「**動議**待日期為二零零六年七月三十一日召開本公司股東週年大會通告（「通告」）所載之第5及6項普通決議案獲正式通過後，擴大根據通告第6項普通決議案授予董事之一般授權，加入相等於本公司根據通告第5項普通決議案授出之授權購回之本公司股本總面值之數額，惟該數額須不得超過於本決議案獲通過當日本公司已發行股本面值總額之10%。」

承董事會命
錦興集團有限公司
公司秘書
甘瑤斯

香港，二零零六年七月三十一日

於本通告日期，董事會成員包括：

執行董事：
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
袁天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

附註：

1. 凡有權出席股東週年大會及在會上投票之股東，均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。股東可就其所持部份之本公司股份委任受委代表。股東填妥及交回代表委任表格後，屆時仍可親身出席股東週年大會及在會上投票。

2. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經已核實簽署證明之該等授權書或授權文件之副本，最遲須於股東週年大會（或任何續會）指定舉行時間48小時前送達本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。

3. 本公司將於二零零六年八月二十九日星期二至二零零六年九月一日星期五（首尾兩日包括在內）止期間暫停辦理股份過戶登記手續。股東如欲領取擬派發之末期股息，務請將所有過戶文件連同有關之股票，最遲須於二零零六年八月二十八日星期一下午四時前交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

4. 就上文第3項決議案而言，按照公司細則第87(2)及87(3)條，Yap, Allan博士將於股東週年大會上輪值退任，並符合資格願膺選連任。按照公司細則第86(2)條，截至二零零六年三月三十一日止年度期間獲委任之冼志輝先生，將於股東週年大會舉行前繼續任職，並將於大會上退任及符合資格願膺選連任。

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案之授權之日。」

6. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

「**動議**：

(a) 在本決議案(c)段之規限下，一般及無條件批准董事根據及按照所有適用法例於有關期間（定義見下文）行使本公司一切權力，以配發、發行及處理額外股份，以及作出或授出行使該等權力所必要或可能需要之售股建議、協議或購股權（包括認股權證、債券及可兑換為股份之債券）；

(b) 本決議案(a)段之批准將授權董事於有關期間內作出或授出於有關期間結束後行使該等權力所必要或可能需要之售股建議、協議或購股權（包括認股權證、債券及可兑換為股份之債券）；

(c) 董事根據本決議案(a)段之批准而配發或同意有條件或無條件配發（不論是否根據購股權或其他原因配發）發行之本公司股本面值總額（惟不包括根據(i)供股（定義見下文）；(ii)為向本公司及／或其任何附屬公司之行政人員及／或僱員授出或發行股份或認購股份權利而於當時採納之任何購股權計劃或類似安排所發行之任何股份；(iii)發行股份作為以股代息或根據當時之公司細則，配發股份以代替全部或部份股息之任何類似安排；或(iv)在根據本公司任何認股權證或任何可兑換為本公司股份之股份之條款行使認購或兑換權時所發行任何股份）不得超過本決議案獲通過當日本公司已發行股本面值總額之20%，而上文之批准亦須以此為限；及

(d) 就本決議案而言，「有關期間」指由本決議案獲通過之日至下列三者中之較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照百慕達法例或公司細則規定本公司下屆股東週年大會須予舉行之期限屆滿之時；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案之授權之日。

「供股」乃指董事於指定之期間內向於某一指定記錄日期登記在本公司股東名冊內之股東按彼等當時持有之該等股份之比例而提出之供股建議，惟董事有權就零碎股權或任何適用於本公司之地區之法律或任何獲認可之監管機構或任何證券交易所規定下之限制或責任，作出其認為必要或權宜之豁免或其他安排。」



HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

茲通告錦興集團有限公司（「本公司」）謹訂於二零零六年九月一日星期五上午十時三十分假座香港九龍觀塘鴻圖道51號保華企業中心11樓會議室舉行股東週年大會，藉以討論下列事項：

1. 省覽、考慮及採納截至二零零六年三月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 宣派截至二零零六年三月三十一日止年度之末期股息。

3. 重選董事並授權董事釐定董事來年之酬金。

4. 重聘核數師並授權董事釐定其酬金。

5. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

「**動議**：

(a) 在本決議案(b)段之規限下，一般及無條件批准本公司董事（「董事」），依據及按照所有適用法例及聯交所證券上市規則之規定，或任何其他本公司股份可能上市而就此獲證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所（「認可交易所」）不時修訂之規定，於有關期間（定義見下文）內行使本公司一切權力，在聯交所或任何其他認可交易所購回本公司股本中每股面值0.01港元之股份（「股份」）；

(b) 本公司根據本決議案(a)段之批准獲授權購回之本公司股份總面值，將不得超過於本決議案獲通過當日之已發行股份之10%，而根據本決議案授出之授權因而受此數額限制；及

(c) 就本決議案而言，「有關期間」指由本決議案獲通過之日至下列三者中之較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照百慕達法例或本公司之公司細則（「公司細則」）規定本公司下屆股東週年大會須予舉行之期限屆滿之時；或

* 僅供識別

就本公司所深知，於最後實際可行日期，德祥企業實益擁有57,614,951股股份，佔本公司已發行股本約23.31%；及未償還本金額95,966,280港元之可兌換債券（「德祥可兌換債券」），其可兌換為10,662,920股股份。陳國強博士透過其全資擁有之公司控制德祥企業三分之一投票權。

假設並無尚未行使之購股權及可兌換債券於股東週年大會舉行前獲行使，以及德祥企業之現有持股量並無任何變動，而購回授權將根據於股東週年大會上提呈之普通決議案之條款獲全面行使，則德祥企業於本公司之持股量將增至本公司已發行股本約25.90%。德祥企業將不會因此而須根據收購守則第26條規定提出強制性收購建議。

假設隨附於德祥可兌換債券之兌換權獲全面行使及並無尚未行使之購股權於股東週年大會舉行前獲行使，德祥企業將實益擁有68,277,871股股份，佔本公司已發行股本約26.48%。倘購回授權將根據於股東週年大會上提呈之普通決議案之條款獲全面行使，則德祥企業於本公司之持股量將增至本公司已發行股本約29.29%。德祥企業將不會因此而須根據收購守則第26條規定提出強制性收購建議。

假設於最後實際可行日期至購回日期期間並無進一步發行股份，則行使購回授權（不論全部或部份）將不可導致股份數目按上市規則第8.08條所規定公眾持有本公司已發行股本減至少於25%。董事無意行使購回授權以導致公眾持股量可能低於所規定之百分比。

本公司進行之股份購回

於本通函刊發日期前六個月內，本公司並無於聯交所或其他地方購回任何股份。

股份價格

在本通函付印前十二個月，股份每月在聯交所之最高及最低成交價如下：

	每股股份	
	最高價	最低價
	港元	港元
二零零五年		
八月	3.550	3.125
九月	4.100	3.325
十月	4.550	3.725
十一月	4.200	3.550
十二月	4.000	3.650
二零零六年		
一月	5.300	3.700
二月	5.600	4.450
三月	5.050	4.475
四月	4.900	4.650
五月	4.850	4.000
六月	4.575	3.600
七月（截至最後實際可行日期）	3.650	2.500

權益披露

董事或（據彼等作出一切合理查詢後所深知及確信）彼等之任何聯繫人目前無意在股東批准購回授權後出售任何股份予本公司。

本公司並無接獲任何關連人士（定義見上市規則）知會，表示其目前有意在股東批准購回授權後出售任何股份予本公司，或已承諾不會出售股份予本公司。

董事承諾

董事已向聯交所作出承諾，在有關規定適用情況下，彼等將按照上市規則及百慕達法例行使本公司之權力購回股份。

收購守則之影響

倘董事因根據購回授權行使本公司權力購回股份而導致某一股東於本公司之表決權所佔權益比例有所增加，則有關增加將被視作就收購守則第32條而言所指之表決權收購事項處理。因此，某一股東或採取一致行動之股東可取得或鞏固對本公司之控制權，從而須根據收購守則第26條規定提出強制性收購建議。

本附錄乃按上市規則規定所載之說明函件，旨在提供有關購回授權之一切資料，以供　閣下考慮。

股本

於最後實際可行日期，共有247,179,630股股份及未償還本金額770,973,210港元之可兌換債券，其可兌換為85,663,690股股份。

待有關普通決議案獲通過後，並假設於股東週年大會日期前已發行股份及可兌換債券並無任何變動，本公司可獲授權購回最多可達24,717,963股股份。

購回股份之理由

董事相信，股東授予董事一般權力使其可在聯交所購回股份乃符合本公司及其股東之最佳利益。在視乎當時市況及融資安排而定，該項購回可提高本公司每股股份資產淨值及／或其每股盈利，並只在董事認為購回股份將有利於本公司及其股東時方會進行。

用以購回股份之資金

根據購回授權，購回股份所需之款項將藉可用現金流量或營運資金融資。在購回股份時，本公司僅可動用根據本公司組織章程大綱及公司細則以及百慕達法例可合法及可作此用途之款項撥支。百慕達法例規定，就購回股份而歸還之股本款項，僅可從有關股份之已繳足股本或原供派發股息或分派之本公司資金或就購回股份而發行新股份所得款項中撥支。就購回股份應付之溢價，只可從股份購回前原可供派發股息或分派之本公司資金或股份溢價賬中撥付。

於建議之購回期間內任何時間，倘全面行使建議之購回授權，將可能對本公司之營運資金或資本負債水平（對照本公司最新刊發之截至二零零六年三月三十一日止年度經審核賬目所披露之情況而言）構成重大不利影響。然而，倘董事認為購回股份將對本公司之營運資金需求或資本負債比率構成重大不利影響時，則不會建議行使購回授權。

於最後實際可行日期，冼先生於股份中並無擁有按證券及期貨條例第XV部所指之任何權益。

冼先生曾於二零零二年三月二十七日至二零零三年一月十二日出任本公司新加坡附屬公司(「該附屬公司」)之董事，並於二零零三年一月十三日(為該附屬公司之股東批准該附屬公司撤銷之日)至二零零四年一月十四日(為該附屬公司被除名之日)被調任為獨立非執行董事。冼先生與本公司任何董事、高級管理人員或主要股東或控股股東並無任何關係。

冼先生與本公司並無訂立任何服務合約，惟冼先生已與本公司簽訂委任書。根據公司細則，冼先生須於股東週年大會上輪值退任，並符合資格膺選連任。冼先生有權就其履行本公司獨立非執行董事及審核委員會成員職務而收取董事袍金每年10,000新加坡幣(不包括花紅及其他利益)。該筆酬金乃由董事會不時作出檢討，並參考本公司之業績及盈利水平，以及業內之薪酬基準及當時市況而釐定。

除上文所披露者外，概無其他資料須根據上市規則第13.51(2)(h)至(v)條的規定而作出披露，亦無其他須知會股東有關重選冼先生之其他事宜。

於股東週年大會膺選連任之董事詳情

Yap, Allan 博士，50歲，於一九九五年加入本公司，並於一九九七年十二月獲委任為副董事總經理。彼於二零零零年十一月獲委任為本公司董事總經理。彼持有法律榮譽博士學位，並於金融、投資及銀行業務方面積逾二十四年經驗。

Yap博士為永安旅遊（控股）有限公司之執行董事，其股份於聯交所主板上市。彼為China Enterprises Limited（其股份於美國場外交易議價板買賣）及Burcon NutraScience Corporation（其股份於加拿大TSX Venture Exchange及德國法蘭克福證券交易所上市）之主席兼行政總裁。Yap博士為新加坡上市公司普威集團有限公司、新加坡國際貿易有限公司及達成包裝集團有限公司之執行主席。彼亦為MRI Holdings Limited之主席，其股份於澳洲證券交易所上市。

Yap博士曾獲委任為中策集團有限公司之副主席（由二零零零年十月至二零零六年六月）及東方燃氣集團有限公司（現稱「盈科大衍地產發展有限公司」）之董事（由二零零二年九月至二零零四年五月）。除上文所披露者外，Yap博士於過往三年並無於其他上市公司擔任任何董事職務。

於最後實際可行日期，按證券及期貨條例第XV部之定義，Yap博士擁有1,600,000股股份(佔本公司已發行股本約0.65%）之個人權益及藉本公司股本衍生工具而持有3,250,000股相關股份之權益。除上文所披露者外，Yap博士與本公司任何董事、高級管理人員或主要股東或控股股東並無任何關係。

Yap博士與本公司並無訂立任何服務合約，彼亦非按指定任期委任，惟根據公司細則，彼須於股東週年大會上輪值退任，並符合資格膺選連任。於截至二零零六年三月三十一日止之財政年度，Yap博士有權就其履行本公司執行董事職務而收取酬金2,412,000港元（包括薪金、花紅及強積金供款）。該筆酬金乃由董事會不時作出檢討，並參考本公司之業績及盈利水平，以及業內之薪酬基準及當時市況而釐定。

除上文所披露者外，概無其他資料須根據上市規則第13.51(2)(h)至(v)條的規定而作出披露，亦無其他須知會股東有關重選Yap博士之其他事宜。

冼志輝先生，46歲，於二零零五年十二月獲委任為本公司獨立非執行董事。彼亦為本公司審核委員會成員。彼於香港理工學院（現稱「香港理工大學」）獲取銀行系之文憑。彼於銀行業積逾十一年經驗，並於資訊科技業擁有十一年銷售及推廣之經驗。冼先生為一間於亞洲國家從事分銷數據儲存媒體及與電腦相關產品的新加坡公司之董事及股東。

冼先生目前為中策集團有限公司及永安旅遊（控股）有限公司獨立非執行董事。冼先生曾任冠中地產有限公司獨立非執行董事。該等公司之股份均於聯交所主板上市。除上文所披露者外，冼先生於過往三年並無於其他上市公司擔任任何董事職務。

要求以數票方式表決之程序

於大會上提呈進行投票之決議案將以舉手方式表決，除非（在宣佈舉手投票結果之前或之時；或撤回任何其他數票方式表決之要求之時）下列人士要求以數票方式表決：

(a) 大會主席；或

(b) 至少三名親身出席大會並於當時有權在大會上投票之股東（或倘股東為法人團體，則為其正式授權代表）或其受委代表；或

(c) 一名或多名親身出席之股東（或倘股東為法人團體，則為其正式授權代表）或其受委代表，並佔不少於所有有權於大會投票之股東總投票權十分之一；或

(d) 一名或多名親身出席之股東（或倘股東為法人團體，則為其正式授權代表）或其受委代表，並持有獲賦予其權利於大會上投票之本公司股份之實繳股款總額不少於獲賦予該權利之所有股份實繳股款總額十分之一。

股東受委代表提出之要求，應被視為與股東所提出者無異。

推薦意見

董事認為(i)重選退任董事；及(ii)授出購回授權及新發行授權均符合本公司及其股東整體之最佳利益。故此，建議所有股東投票贊成於股東週年大會上將予提呈之有關決議案。

一般資料

本公司組織章程大綱及公司細則之副本於本通函日期起至股東週年大會日期（包括該日）止期間之一般辦公時間內，在本公司之香港主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心8樓，可供查閱。

此 致

列位股東 台照
及可兑換債券持有人及
根據本公司購股權計劃授出之購股權持有人 參照

代表董事會
錦興集團有限公司
主席
陳國強博士
謹啓

二零零六年七月三十一日

(c) 授予董事一般授權配發、發行及處理額外股份，及作出或授出之售股建議、協議、購股權及認購權證，惟不可超過在有關決議案獲通過當日本公司已發行股本之總面值20%；及

(d) 在上文(c)項所載發行股份之一般授權之上，增加本公司根據上文(b)項之購回授權購回之股份數目。

建議重選董事

按照公司細則第87(2)及87(3)條規定，Yap, Allan博士將於應屆股東週年大會上輪值退任，並符合資格願膺選連任。

按照公司細則第86(2)條規定，於上屆股東週年大會至本通函日期期間獲委任之冼志輝先生，將於應屆股東週年大會上退任，並符合資格願膺選連任。

根據上市規則規定須予披露之資料載於本通函附錄一。

建議一般授權購回股份

於股東週年大會上，將以普通決議案方式建議授予董事一般及無條件授權，以行使本公司所有權力於聯交所購回股份，購回最高限額為在普通決議案獲通過當日本公司已發行股本之10%。

按上市規則規定載有購回授權有關資料之說明函件載於本通函附錄二。

建議一般授權發行新股

於股東週年大會上，亦將以普通決議案方式建議授予董事一般及無條件授權，以行使本公司所有權力發行新股，發行最高限額為在普通決議案獲通過當日本公司已發行股本之20%。此外，亦以另一項普通決議案進一步建議擴大新發行授權，授予董事一般授權另行發行股份，其總面值相等於根據購回授權購回之本公司股本總面值。

股東週年大會

召開股東週年大會通告連同（其中包括）決議案隨附於本通函附錄三。無論股東能否出席大會，務請填妥隨附之代表委任表格，並盡快交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何，最遲須於大會舉行時間48小時前送達。填妥及交回代表委任表格後，股東仍可出席大會，並在會上投票。


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

執行董事：
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
袁天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

敬啓者：

建議重選董事
建議一般授權發行及購回股份
及
股東週年大會通告

緒言

於二零零六年九月一日星期五舉行之本公司應屆股東週年大會上將予提呈下列決議案（其中包括）：

(a) 重選將於股東週年大會上根據公司細則退任之Yap, Allan博士及冼志輝先生為本公司董事；

(b) 授予董事一般授權購回股份，惟不可超過在有關決議案獲通過當日本公司已發行股本之總面值10%；

* 僅供識別

於本通函內，除非文義另有所指，否則下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二零零六年九月一日星期五上午十時三十分假座香港九龍觀塘鴻圖道51號保華企業中心11樓會議室召開及舉行之股東週年大會或其任何續會（或視乎情況而定）；
「聯繫人」	指	按上市規則所賦予之相同涵義；
「董事會」	指	董事會；
「公司細則」	指	本公司之公司細則；
「本公司」	指	錦興集團有限公司，於百慕達註冊成立之有限公司，其股份在聯交所主板上市；
「可兑換債券」	指	本公司之可兑換債券，按每股股份9.0港元（可予調整）之兑換價兑換為股份；
「董事」	指	本公司董事；
「港元」	指	港元，中華人民共和國香港特別行政區法定貨幣；
「德祥企業」	指	德祥企業集團有限公司，於百慕達註冊成立之有限公司，其普通股及優先股股份均在聯交所主板上市；
「最後實際可行日期」	指	二零零六年七月二十六日，即本通函付印前之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「新發行授權」	指	建議授予董事之一般授權，以行使本公司權力，根據股東週年大會通告所載條款發行新股份；
「通告」	指	召開股東週年大會之通告；
「購回授權」	指	建議授予董事之一般授權，以行使本公司權力，根據股東週年大會通告所載條款購回股份；
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）；
「股份」	指	本公司股本中每股面值0.01港元之股份；
「股東」	指	本公司股東；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	收購及合併守則；
「%」	指	百分比。

目　錄

頁次

釋義 1

董事會函件 2

附錄一 － 建議重選董事之詳細資料 5

附錄二 － 購回授權之說明函件 7

附錄三 － 股東週年大會通告 10

此乃要件　請即處理

閣下如對本通函之任何方面或將予採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下所有錦興集團有限公司證券**出售或轉讓**，應立即將本通函及隨附代表委任表格交予買主或承讓人，或經手買賣或轉讓之銀行、證券經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

建議重選董事
建議一般授權發行及購回股份
及
股東週年大會通告

錦興集團有限公司謹訂於二零零六年九月一日星期五上午十時三十分假座香港九龍觀塘鴻圖道51號保華企業中心11樓會議室舉行股東週年大會，大會通告載於本通函附錄三。無論本公司股東是否出席大會，務請按照隨附之代表委任表格按其列印之指示填妥並盡快交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何，最遲須於該大會指定舉行時間48小時前送達。填妥及交回代表委任表格後，股東仍可親身出席大會或任何續會，並在會上投票。

二零零六年七月三十一日

*　僅供識別



HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

RECEIVED
2006 AUG -2 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Hanny Holdings Limited (the "Company") will be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Friday, 1 September 2006 at 10:30 a.m. for the following purposes:

1. To receive, consider and adopt the audited financial statements for the year ended 31 March 2006 and the Reports of the Directors and the Auditors thereon.
2. To declare a final dividend for the year ended 31 March 2006.
3. To re-elect Directors and to authorise the Board of Directors to fix the Directors' remuneration for the ensuing year.
4. To re-appoint auditors and authorise the Board of Directors to fix their remuneration.
5. As special business, to consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.01 each in the capital of the Company ("Shares") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or any other stock exchange on which the Shares may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose ("Recognized Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or those of any other Recognized Stock Exchange as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of the share capital of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the Shares in issue as at the date of the passing of this resolution and the authority pursuant to this resolution shall be limited accordingly; and

   (c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by the laws of Bermuda or the bye-laws of the Company ("Bye-Laws") to be held; or

   (iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business, to consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (c) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into Shares) which would or might require the exercise of such powers subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) of this resolution shall authorise the Directors during the Relevant Period to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into Shares) which would or might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted, whether pursuant to an option or otherwise, and issued by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) any issue of Shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to subscribe for Shares; (iii) any issue of Shares as scrip dividend or any similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend pursuant to the Bye-Laws from time to time; or (iv) any issue of Shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any shares which are convertible into Shares, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the said approval shall be limited accordingly; and

   (d) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by the laws of Bermuda or the Bye-Laws to be held; or

   (iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

   "Rights Issue" means an offer of Shares open for a period fixed by the Directors to the holders of Shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares as at that date, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company."

7. As special business, to consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "THAT conditional upon Ordinary Resolutions numbered 5 and 6 set out in the notice convening the annual general meeting of the Company dated 31 July 2006 (the "Notice") being duly passed, the general mandate granted to the Directors pursuant to Ordinary Resolution numbered 6 set out in the Notice be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution numbered 5 set out in the Notice, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

By the Order of the Board
Hanny Holdings Limited
Kam Yiu Sai, Florence
Company Secretary

Hong Kong, 31 July 2006

As at the date hereof, the Board comprises:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-Executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Notes:

1. A member entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of Shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the annual general meeting.
2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority shall be deposited with the Company's branch share registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the annual general meeting (or any adjourned meeting).
3. The Register of Members of the Company will be closed from Tuesday, 29 August 2006 to Friday, 1 September 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 28 August 2006.
4. Regarding Resolution No. 3 above, Dr. Yap, Allan will retire by rotation and, being eligible, offer himself for re-election at the annual general meeting pursuant to bye-laws 87(2) and 87(3) of the Bye-Laws. Mr. Sin Chi Fai who was appointed during the year ended 31 March 2006 will hold office until the annual general meeting and will then retire and, being eligible, offer himself for re-election at the annual general meeting pursuant to bye-law 86(2) of the Bye-Laws.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：275）

股東週年大會通告

茲通告錦興集團有限公司（「本公司」）謹訂於二零零六年九月一日星期五上午十時三十分假座香港九龍觀塘鴻圖道51號保華企業中心11樓會議室舉行股東週年大會，藉以討論下列事項：

1. 省覽、考慮及採納截至二零零六年三月三十一日止年度之經審核財務報表、董事會報告及核數師報告。
2. 宣派截至二零零六年三月三十一日止年度之末期股息。
3. 重選董事並授權董事釐定董事來年之酬金。
4. 重聘核數師並授權董事釐定其酬金。
5. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

   「**動議**：

   (a) 在本決議案(b)段之規限下，一般及無條件批准本公司董事（「董事」），依據及按照所有適用法例及聯交所證券上市規則之規定，或任何其他本公司股份可能上市而就此獲證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所（「認可交易所」）不時修訂之規定，於有關期間（定義見下文）內行使本公司一切權力，在聯交所或任何其他認可交易所購回本公司股本中每股面值0.01港元之股份（「股份」）；

   (b) 本公司根據本決議案(a)段之批准獲授權購回之本公司股份總面值，將不得超過於本決議案獲通過當日之已發行股份之10%，而根據本決議案授出之授權因而受此數額限制；及

   (c) 就本決議案而言，「有關期間」指由本決議案獲通過之日至下列三者中之較早之日期止之期間：

   (i) 本公司下屆股東週年大會結束時；

   (ii) 依照百慕達法例或本公司之公司細則（「公司細則」）規定本公司下屆股東週年大會須予舉行之期限屆滿之時；或

   (iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案之授權之日。」

6. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

   「**動議**：

   (a) 在本決議案(c)段之規限下，一般及無條件批准董事根據及按照所有適用法例於有關期間（定義見下文）行使本公司一切權力，以配發、發行及處理額外股份，以及作出或授出行使該等權力所必要或可能需要之售股建議、協議或購股權（包括認股權證、債券及可兌換為股份之債券）；

   (b) 本決議案(a)段之批准將授權董事於有關期間內作出或授出於有關期間結束後行使該等權力所必要或可能需要之售股建議、協議或購股權（包括認股權證、債券及可兌換為股份之債券）；

   (c) 董事根據本決議案(a)段之批准而配發或同意有條件或無條件配發（不論是否根據購股權或其他原因配發）發行之本公司股本面值總額（惟不包括根據(i)供股（定義見下文）；(ii)為向本公司及／或其任何附屬公司之行政人員及／或僱員授出或發行股份或認購股份權利而於當時採納之任何購股權計劃或類似安排所發行之任何股份；(iii)發行股份作為以股代息或根據當時之公司細則，配發股份以代替全部或部份股息之任何類似安排；或(iv)在根據本公司任何認股權證或任何可兌換為本公司股份之股份之條款行使認購或兌換權時所發行任何股份）不得超過本決議案獲通過當日本公司已發行股本面值總額之20%，而上文之批准亦須以此為限；及

   (d) 就本決議案而言，「有關期間」指由本決議案獲通過之日至下列三者中之較早之日期止之期間：

   (i) 本公司下屆股東週年大會結束時；

   (ii) 依照百慕達法例或公司細則規定本公司下屆股東週年大會須予舉行之期限屆滿之時；或

   (iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案之授權之日。

   「供股」乃指董事於指定之期間內向於某一指定記錄日期登記在本公司股東名冊內之股東按彼等當時持有之該等股份之比例而提出之供股建議，惟董事有權就零碎股權或任何適用於本公司之地區之法律或任何獲認可之監管機構或任何證券交易所規定下之限制或責任，作出其認為必要或權宜之豁免或其他安排。」

7. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

   「**動議**待日期為二零零六年七月三十一日召開本公司股東週年大會通告（「通告」）所載之第5及6項普通決議案獲正式通過後，擴大根據通告第6項普通決議案授予董事之一般授權，加入相等於本公司根據通告第5項普通決議案授出之授權購回之本公司股本總面值之數額，惟該數額須不得超過於本決議案獲通過當日本公司已發行股本面值總額之10%。」

承董事會命
錦興集團有限公司
公司秘書
甘瑤斯

香港，二零零六年七月三十一日

於本通告日期，董事會成員包括：

執行董事：
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
袁天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

附註：

1. 凡有權出席股東週年大會及在會上投票之股東，均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。股東可就其所持部份之本公司股份委任受委代表。股東填妥及交回代表委任表格後，屆時仍可親身出席股東週年大會及在會上投票。
2. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經已核實簽署證明之該等授權書或授權文件之副本，最遲須於股東週年大會（或任何續會）指定舉行時間48小時前送達本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。
3. 本公司將於二零零六年八月二十九日星期二至二零零六年九月一日星期五（首尾兩日包括在內）止期間暫停辦理股份過戶登記手續。股東如欲領取擬派發之末期股息，務請將所有過戶文件連同有關之股票，最遲須於二零零六年八月二十八日星期一下午四時前交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。
4. 就上文第3項決議案而言，按照公司細則第87(2)及87(3)條，Yap, Allan博士將於股東週年大會上輪值退任，並符合資格願膺選連任。按照公司細則第86(2)條，截至二零零六年三月三十一日止年度期間獲委任之冼志輝先生，將於股東週年大會舉行前繼續任職，並將於大會上退任及符合資格願膺選連任。

* 僅供識別

香港經濟日報　2006年7月31日

RECEIVED
2006 AUG -2 P 12:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE


HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：275)

BEST AVAILABLE COPY

截至二零零六年三月三十一日止年度業績公佈

業績概要

錦興集團有限公司(「本公司」)董事會(「董事會」)公佈本公司及其附屬公司(「本集團」)截至二零零六年三月三十一日止年度之經審核綜合業績，連同比較數字如下：

綜合收益表
截至二零零六年三月三十一日止年度

	附註	截三月三十一日 二零零六年 千港元	二零零五年 千港元 (經重列)
持續業務			
收入	2, 3	316,638	257,656
銷售成本		(278,353)	(145,060)
毛利		38,285	112,596
其他收入	4	116,585	102,646
分銷及銷售開支		(2,339)	(12,432)
行政開支		(111,342)	(122,317)
其他開支	5	(50,623)	(29,712)
商標許可證之減值虧損		(164,667)	-
變現收購一間聯營公司額外權益產生之負商譽		-	2,057
可兌換票據中內在之可兌換權之公平價值變動		114,048	-
財務費用	6	(63,466)	(15,155)
應佔聯營公司業績		(21,494)	(64,909)
收購一間聯營公司產生之商譽減值虧損		-	(177,446)
攤銷收購聯營公司產生之商譽		-	(28,089)
出售附屬公司及聯營公司之收益(虧損)淨額		921	(15,747)
除所得稅前虧損		(144,092)	(248,508)
所得稅支出	7	(4,331)	(4,282)
持續業務之本年度虧損		(148,423)	(252,790)
非持續業務			
非持續業務之本年度溢利		52,419	152,552
本年度虧損	8	(96,004)	(100,238)
應佔：			
本公司之股本持有人		8,915	(161,862)
少數股東權益		(104,919)	61,624
		(96,004)	(100,238)
分派	9	22,463	11,193
每股盈利(虧損)	10		
來自持續經營及非持續業務			
－基本		0.04港元	(0.82)港元
－攤薄		0.04港元	不適用
來自持續業務			
－基本		(0.08)港元	(1.16)港元
－攤薄		(0.08)港元	不適用

綜合資產負債表
於二零零六年三月三十一日

	附註	二零零六年 千港元	二零零五年 千港元 (經重列)
非流動資產			
物業、機器及設備		38,567	70,557
投資物業		133,000	-
無形資產		-	233,475
商譽		6,621	167,908
聯營公司權益		616,871	632,201
應收一間聯營公司之款項		-	2,197
給予一間聯營公司貸款		1,331	1,331
證券投資		-	123,534
可供銷售投資		534,045	-
收購長期投資之按金		190,175	35,000
遞延稅項資產		-	18,418
會所債券		3,595	4,373
		1,524,205	1,288,994
流動資產			
其他資產		-	108,000
存貨		8,553	587,078
貿易及其他應收款項	11	59,730	761,904
可供銷售投資		73,500	-
持作買賣投資		421,997	-
可兌換票據中內在之可兌換權		231,509	-
證券投資		-	144,435
應收短期貸款		20,162	111,851
應收有關連公司之短期貸款		159,559	224,233
應收孖展貸款		18,680	30,586
應收聯營公司款項		2,623	-
可退回稅項		923	19,855
已抵押銀行存款		19,966	20,014
銀行結存及現金		6,514	359,603
		1,023,716	2,367,559
分類為可供銷售資產		1,645,259	-
		2,668,975	2,367,559
流動負債			
貿易及其他應付款項	12	358,856	1,011,814
應付孖展貸款		153	253
應付票據		422	3,644
應付稅項		33,264	91,420
借款－一年內到期		591,629	85,881
融資租約承擔－一年內到期		-	462
銀行透支		33,187	46,978
		1,017,511	1,240,452
分類為可供銷售資產之直接相關負債		854,328	-
		1,871,839	1,240,452
流動資產淨值		797,136	1,127,107
資產總值減流動負債		2,321,341	2,416,101
非流動負債			
借款－一年後到期		95,693	157,470
應付一位少數股東款項		-	2,526
遞延稅項負債		6,325	114
		102,018	160,110
		2,219,323	2,255,991
資本及儲備			
股本		2,372	2,236
儲備		1,866,517	1,804,138
本公司股本持有人應佔股東權益		1,868,889	1,806,374
少數股東權益		350,434	449,617
		2,219,323	2,255,991

* 僅供識別

附註：

1. 會計政策

於本年度，本集團首次採納多項由香港會計師公會(「香港會計師公會」)頒佈並對二零零五年一月一日或其後開始之會計期間生效之新香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(下文統稱為「新香港財務報告準則」)。採用新香港財務報告準則導致收益表、資產負債表及股東權益變動表之呈列方式變更，特別是少數股東權益與應佔聯營公司及非持續業務之稅項之呈列方式已根據香港會計準則第1號「財務報表之呈列方式」而更改。有關呈列方式之變動已被追溯採納。採納新香港財務報告準則亦導致本集團於以下範圍之會計政策有變，而本會計年度或前會計年度之業績編製及呈列方式亦因而受到影響。

業務合併

在上年度，本集團已採納香港財務報告準則第3號「業務合併」而對日期為二零零五年一月一日或以後業務合併的協議有效。此項會計政策之變動，致使於截至二零零六年三月三十一日止年度不再計算任何商譽攤銷。根據香港財務報告準則第3號的過渡性條款，本集團已於二零零五年四月一日將先前分別於資本儲備及其他儲備保留之約22,566,000港元及11,947,000港元商譽轉撥至保留溢利。根據過渡性條款，本集團不再確認於二零零五年四月一日之所有收購所產生負商譽，其中約429,000港元原先記入資本儲備，而約225,000港元原先呈列作從聯營公司權益中扣減。

無形資產

根據香港會計準則第38號「無形資產」之過渡條文，本集團已於二零零五年四月一日重新評估其無形資產可用年期，其結論為根據以往之會計準則確認之總賬面值為226,687,000港元之若干商標許可證有無限可用年期。本集團已應用經修訂可用年期，並從二零零五年四月一日起停止對該無限可用年期之無形資產作攤銷。截至二零零六年三月三十一日止年度，並無就無限可用年期之無形資產作攤銷。鑑於此項會計估計之變動，截至二零零六年三月三十一日止年度之攤銷開支已減少約4,566,000港元。比較數字並無重列。

財務工具

於本年度，本集團採納香港會計準則第32號「財務工具：披露及呈列」及香港會計準則第39號「財務工具：確認及計量」。香港會計準則第32號規定須作追溯採納。採納香港會計準則第32號對財務工具在本集團財務報表之呈列方式並無重大影響。於二零零五年四月一日或以後開始之會計期間生效之香港會計準則第39號，一般不允許追溯確認、不予確認或計量財務資產及負債。

於二零零五年四月一日，本集團根據香港會計準則第39號之過渡性條文將股本證券投資歸類及計量。因此，分別有123,534,000港元及144,435,000港元之「證券投資」歸類為「可供銷售投資」及「持作買賣投資」。於二零零五年四月一日其公平價值未能可靠地確定之非上市股份投資以成本減減值虧損入賬。本年度及過去年度的業績並無任何重大影響。

於可兌換票據之投資

自二零零五年四月一日起，本集團對於截至二零零六年三月三十一日止年度內收購之可兌換股票據(含有債務工具的內存兌換權)已採納香港會計準則第39號。根據香港會計準則第39號，債務工具之內存兌換權分開列賬，為視作衍生工具持有作買賣用途。有關兌換權之公平價值之變動已直接確認損益。債務部份被歸為「可供買賣投資」，而公平價值在股本中直接確認。

持有作出售之非流動資產及非持續業務

於本年度，本集團首次應用香港財務報告準則第5號「持有作出售之非流動資產及非持續業務」(「香港財務報告準則第5號」)。香港財務報告準則第5號規定，倘非流動資產之賬面值將可透過一項出售交易(而非持續使用)收回主要部分，則該資產應被(或出售組別)劃分為持有作出售之資產，而該等資產應根據其賬面值及公平價值之較低者，扣除出售成本後計算。本集團已應用香港財務報告準則第5號之相關過渡性條文，並決議對於二零零五年四月一日或以後被列為符合已終止經營條件之持有作出售的業務採用香港財務報告準則第5號。於本年度，賬面值為1,645,259,000港元之資產及賬面值為854,238,000港元之關聯負債已分別分類為「可供銷售資產」以及「可供銷售資產相關之負債」。

酒店物業

香港詮釋第2號(「香港詮釋第2號」)「酒店物業之適用會計政策」規定業主持作營運之物業根據香港會計準則第16號「物業、機器及設備」分類為物業、機器及設備，並用成本值模式或重估值模式作出入賬。本集團聯營公司已議決採用成本模式將該等酒店物業入賬。因此，於截至二零零五年三月三十一日止年度，應佔聯營公司虧損已增加至937,000港元。

2. 收入

收入乃本集團年內售予外間客戶之貨品、與外間客戶買賣之證券及售予外間客戶之其他資產之已收及應收款項淨額。本集團之本年度收入(包括持續及非持續業務)分析如下：

	二零零六年 千港元	二零零五年 千港元
持續業務		
銷售貨品	51,452	124,172
證券買賣	146,386	93,884
銷售其他資產	118,800	39,600
	316,638	257,656
非持續業務		
銷售貨品	5,385,144	5,418,803
	5,701,782	5,676,459

3. 業務分類

本集團之收入及業績以業務分類劃分之分析如下：

截至二零零六年

	持續業務：電腦相關產品貿易 千港元	持續業務：證券買賣 千港元	持續業務：物業發展及買賣 千港元	持續業務：總計 千港元	非持續業務：電腦相關產品貿易(Memorex品牌) 千港元	非持續業務：消費電子產品貿易 千港元	綜合 千港元
收入							
外部銷售	51,452	146,386	118,800	316,638	4,210,551	1,174,593	5,701,782
分類業績	(28,635)	175,695	11,886	158,946	91,334	22,028	272,311
利息收入							44,398
未分配企業開支							(33,333)
財務費用							(75,894)
應佔聯營公司業績							(21,494)
出售附屬公司及聯營公司之收益淨額							921
商標許可證之減值虧損							(164,667)
可供銷售投資之減值虧損							(49,845)
會所債券之減值虧損							(778)
應收貸款撥備							(11,542)
其他應收款項撥備							(2,422)
除所得稅前虧損							(42,135)
所得稅支出							(53,869)
本年度虧損							(96,004)

截至二零零五年

	持續業務：電腦相關產品貿易 千港元	持續業務：證券買賣 千港元	持續業務：物業發展及買賣 千港元	持續業務：總計 千港元	非持續業務：電腦相關產品貿易(Memorex品牌) 千港元	非持續業務：消費電子產品貿易 千港元	綜合 千港元 (經重列)
收入							
外部銷售	124,172	93,884	39,600	257,656	3,853,541	1,565,262	5,676,459
分類業績	13,212	77,263	2,105	92,580	243,346	24,847	360,773
利息收入							22,651
未分配企業開支							(63,933)
變現收購一間聯營公司額外權益產生之負商譽							2,057
財務費用							(18,198)
應佔聯營公司業績							(64,909)
收購一間聯營公司產生之商譽減值虧損							(177,446)
攤銷收購聯營公司產生之商譽							(28,089)
出售附屬公司及聯營公司之虧損							(15,747)
除所得稅前溢利							17,159
所得稅支出							(117,397)
本年度虧損							(100,238)

4. 其他收入

其他收入包括下列項目：

	持續業務 二零零六年 千港元	持續業務 二零零五年 千港元	非持續業務 二零零六年 千港元	非持續業務 二零零五年 千港元	綜合 二零零六年 千港元	綜合 二零零五年 千港元
銀行存款利息	3,224	910	823	517	4,047	1,427
應收貸款利息	40,234	21,130	-	-	40,234	21,130
應收聯營公司貸款利息	117	94	-	-	117	94
匯兌收益淨額	-	324	-	-	-	324
可供銷售投資收入	366	3,096	-	-	366	3,096
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
持作買賣投資之未變現公平價值收益／所持其他投資之未變現收益淨額	43,313	17,223	-	-	43,313	17,223
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
買賣衍生財務工具之收益淨額	-	15,100	-	-	-	15,100
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
管理費收入	3,497	3,573	-	-	3,497	3,573

5. 其他開支

	持續業務 二零零六年 千港元	持續業務 二零零五年 千港元	非持續業務 二零零六年 千港元	非持續業務 二零零五年 千港元	綜合 二零零六年 千港元	綜合 二零零五年 千港元
出售證券投資之虧損	-	29,712	-	-	-	29,712
可供出售投資之減值虧損	49,845	-	-	-	49,845	-
會所債券之減值虧損	778	-	-	-	778	-
	50,623	29,712	-	-	50,623	29,712

6. 財務費用

	持續業務 二零零六年 千港元	持續業務 二零零五年 千港元	非持續業務 二零零六年 千港元	非持續業務 二零零五年 千港元	綜合 二零零六年 千港元	綜合 二零零五年 千港元
須於五年內悉數償還之借貸利息：						
－銀行貸款及透支	4,993	2,778	12,403	2,944	17,396	5,722
－其他貸款	58,055	11,875	-	-	58,055	11,875
－融資租約	-	-	25	99	25	99
毋須於五年內悉數償還之銀行貸款利息	418	502	-	-	418	502
	63,466	15,155	12,428	3,043	75,894	18,198

7. 所得稅支出

	持續業務 二零零六年 千港元	持續業務 二零零五年 千港元	非持續業務 二零零六年 千港元	非持續業務 二零零五年 千港元	綜合 二零零六年 千港元	綜合 二零零五年 千港元
現時稅項：						
香港所得稅	2,112	79	-	-	2,112	79
海外	2,003	4,226	70,473	95,931	72,476	100,157
	4,115	4,305	70,473	95,931	74,588	100,236
遞延稅項	216	(23)	(21,135)	17,184	(20,919)	17,161
	4,331	4,282	49,338	113,115	53,669	117,397

香港所得稅乃根據截至二零零六年及二零零五年三月三十一日止年度的估計應課稅溢利以17.5%計算。

在其他司法權區所產生之所得稅乃根據有關司法權區當時的稅率計算。

8. 本年度虧損

	持續業務 二零零六年 千港元	持續業務 二零零五年 千港元	非持續業務 二零零六年 千港元	非持續業務 二零零五年 千港元	綜合 二零零六年 千港元	綜合 二零零五年 千港元
本年度虧損已扣除(計入)以下項目：						
員工成本(包括董事酬金)：						
薪金及其他福利	19,393	34,265	145,971	136,585	165,363	170,850
退休福利計劃供款	856	1,341	2,832	1,837	3,688	3,178
	20,249	35,606	148,803	138,422	169,051	174,028
折舊及攤銷：						
無形資產及商譽攤銷(包括在行政開支內)	-	45,272	806	5,794	806	51,066
物業、機器及設備之折舊及攤銷	2,613	8,102	11,191	11,683	13,804	19,785
	2,613	53,374	11,997	17,477	14,610	70,851
呆壞賬準備	3,097	11,374	13,575	10,895	16,672	22,269
應收貸款準備	11,542	8,338	-	-	11,542	8,338
應收孖展貸款準備(撥回準備)	4,922	(2,317)	-	-	4,922	(2,317)
滯銷及陳舊存貨準備	-	1,060	78,732	24,528	78,732	25,588
核數師酬金	8,964	2,398	4,862	6,092	13,826	8,490
持作買賣投資之收益淨額／其他投資收益淨額	(60,980)	(62,136)	-	-	(60,980)	(62,136)
出售物業、機器及設備虧損	2,616	405	120	693	2,736	1,098
確認為開支之存貨成本	43,491	50,072	3,977,855	4,065,948	4,021,346	4,116,020
應佔聯營公司所得稅(包括在應佔聯營公司業績內)	2,615	4,247	-	-	2,615	4,247
兌匯虧損(收益)	5,580	(10,470)	7,735	1,232	13,315	(9,238)

9. 分派

	二零零六年 千港元	二零零五年 千港元
末期，已付－二零零五年每股6港仙(可選擇以股代息)(二零零四年：每股5港仙)	13,418	11,193
中期，已付－每股6港仙(可選擇以股代息)	9,045	-
	22,463	11,193

董事建議發放現金末期股息(可選擇以股代息)每股6港仙(二零零五年：6港仙)，並待股東於即將舉行之股東大會上批准方可作實。

10. 每股盈利(虧損)

截至二零零六年及二零零五年三月三十一日止年度，每股基本盈利(虧損)乃按本公司股權持有人應佔年度盈利(虧損)分別為8,915,000港元及161,862,000港元及截至二零零六年及二零零五年三月三十一日止年度已發行股份之加權平均數分別為226,164,460股及198,244,118股計算。

來自持續經營及非持續業務

本公司普通股股權持有人應佔每股基本及攤薄盈利(虧損)乃按以下數據計算：

盈利：

	二零零六年 千港元	二零零五年 千港元
本公司股權持有人應佔年度盈利(虧損)	8,915	(161,862)
股份數目：		
計算每股基本盈利之普通股加權平均數目(以千計)	226,164	198,244
可能對普通股產生攤薄影響：購股權(以千計)	2,806	N/A
計算每股攤薄盈利之普通股加權平均數目(以千計)	228,970	N/A

截至二零零五年三月三十一日止年度，概無就持續業務及非持續業務呈列任何每股攤薄虧損，皆因行使本公司購股權會導致每股虧損減少。

11. 貿易及其他應收款項

	二零零六年 千港元	二零零五年 千港元
應收貿易款項	729,983	653,637
減：累計減值	(73,313)	(61,854)
	656,670	591,783
其他應收款項	49,006	170,121
列為可持作出售	(645,946)	-
	59,730	761,904

本集團向其貿易客戶平均提供一至兩個月不等之信貸期。於各結算日，應收貿易款項扣除減值虧損之賬齡分析如下：

	二零零六年 千港元	二零零五年 千港元
未到期	573,862	548,407
逾期少於一個月	66,333	25,996
逾期一至兩個月	2,266	4,561
逾期超過兩個月	14,209	12,819
	656,670	591,783

本集團於各結算日應收貿易款項之公平價值與相應賬面值相若。

12. 貿易及其他應付款項

分別包括在於二零零六年及二零零五年三月三十一日之貿易及其他應付款項為一名貿易供應人之71,535,000港元及364,154,000港元之結餘。

於本年度，405,439,000港元之貿易供應人結餘已被重新歸類為可供銷售資產之直接相關負債。

於各結算日，應付貿易款項人之賬齡分析如下：

	二零零六年 千港元	二零零五年 千港元
未到期	380,210	417,919
逾期少於一個月	75,260	74,518
逾期一至兩個月	11,467	27,951
逾期超過兩個月	10,037	43,766
	476,974	564,154

本公司於各結算日貿易及其他應付款項之公平價值與相應賬面值相若。

末期股息

董事會建議派發截至二零零六年三月三十一日止年度之末期股息每股現金6港仙（可選擇以股代息）（二零零五年：6港仙，可選擇以股代息），惟須待本公司股東於應屆股東週年大會（「股東週年大會」）上批准，方可作實。本公司已於本年度派發中期股息每股現金4港仙（可選擇以股代息）（二零零四年：無）。

待股東於股東週年大會上批准後，股息單將約於二零零六年九月二十九日星期五以現金派付。就部份或全部股息而言，股東可選擇收取本公司每股面值0.01港元之股份（「新股」）以代替收取現金（「以股代息計劃」）。新股數目將按本公司股份截至二零零六年八月三十一日止五個連續交易日在香港聯合交易所有限公司（「聯交所」）之每股平均收市價計算。載有以股代息計劃詳情及選擇表格之通函將於股東週年大會後寄發予股東。以股代息計劃須待聯交所批准將予配發及發行之新股上市及買賣後方可作實。

暫停辦理股份過戶手續

本公司將於二零零六年八月二十九日（星期二）至二零零六年九月一日（星期五）（首尾兩天包括在內）止期間暫停辦理股份過戶登記手續。股東如欲領取末期股息，務請將所有已填妥之股份過戶表格連同有關之股票，於二零零六年八月二十八日（星期一）下午四時前交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

管理層討論及分析

業績及財務回顧

業績

截至二零零六年三月三十一日止年度，本集團之經審核未計少數股東權益前之綜合虧損為96,000,000港元（二零零五年：虧損100,200,000港元，經重列），包括扣除銷售收入及開支後之持續業務之虧損為9,500,000港元（二零零五年：盈利50,800,000港元）、商譽許可證減值虧損164,600,000港元（二零零五年：無）可兌換票據內存兌換權公平價值之有利變動114,000,000港元（二零零五年：無）、持續業務之財務費用63,500,000港元（二零零五年：15,200,000港元）、應佔聯營公司虧損淨額為21,500,000港元（二零零五年：虧損淨額65,000,000港元，經重列）、出售附屬公司及聯營公司之收益淨額為1,000,000港元（二零零五年：虧損淨額15,700,000港元）、持續業務之所得稅開支為4,300,000港元（二零零五年：4,300,000港元）及非持續業務之溢利為52,400,000港元（二零零五年：152,600,000港元）。此外，截至二零零五年三月三十一日止年度，變現收購一間聯營公司額外權益產生之負商譽及撇銷收購聯營公司產生之商譽分別為2,100,000港元、177,400,000港元及28,100,000港元，而截至二零零六年三月三十一日止年度並無項目因財務報表附註1所載之會計政策而有變動。

分類業績

就電腦相關產品貿易而言，分類營業額為4,262,000,000港元，由二零零五年財政年度增加284,300,000港元（7.1%），而分類業績則錄得62,700,000港元，減少193,900,000港元（75.6%）。

就消費電子產品貿易而言，分類營業額為1,174,600,000港元，由二零零五年財政年度減少390,100,000港元（25.0%），而分類業績則錄得22,000,000港元，減少2,800,000港元（11.3%）。

就證券買賣而言，分類營業額為146,400,000港元，由二零零五年財政年度增加52,500,000港元（55.9%），而分類業績則錄得175,700,000港元，增加98,400,000港元（127.3%）。

就物業發展及買賣而言，分類營業額為118,800,000港元，增加79,200,000港元（200%），而分類業績則錄得11,900,000港元，增加9,800,000港元（466.7%）。

於本年度，本集團業務穩定增長，惟毛利率則下跌。總銷售增加乃由於本集團不斷努力控制存貨價格之成本、強大而廣泛之全球業務網絡及所作出之推廣工作。然而，為滯銷及過期存貨及呆壞賬作數額分別為75,700,000港元及14,300,000港元之準備，導致本年度毛利率下降。

本集團業績由截至二零零五年三月三十一日止年度之虧損100,200,000港元（經重列）大幅增加至本年度之96,000,000港元，乃由於財務報表附註1所載之會計政策變動，令致年內攤銷商譽及變現收購一間聯營公司額外權益產生之負商譽與截至二零零五年三月三十一日止年度相比減少合共26,000,000港元。年內本集團在「應佔聯營公司業績」方面虧損淨額收窄，錄得21,500,000港元，較上一個財政年度減少43,400,000港元（66.9%）。此外，本集團於可兌換票據中內在之可兌換權的公平價值有114,000,000港元（二零零五年：無）之有利變動。本集團年內出售其附屬公司及聯營公司錄得收益淨額為1,000,000港元，而截至二零零五年三月三十一日止年度錄得出售虧損淨額為15,700,000港元。然而，若干投資及無形資產之減值虧損下跌12,800,000港元至164,600,000港元，而截至二零零五年三月三十一日止年度為177,400,000港元。然而，年內涉及的財務費用增加48,300,000港元，乃由於與截至二零零五年三月三十一日止年度相比下，其他借貸增加所致。截至二零零五年三月三十一日止年度，年內來自持續業務之營運收益及年內來自非持續業務之盈利分別由50,800,000港元及152,500,000港元大幅下跌至營運虧損9,500,000港元及盈利52,400,000港元。

於可兌換票據之投資

於年度內，本集團收購三份由在聯交所上市的公司所發行之非上市可兌換票據，總代價為650,000,000港元。就有關兌換權部份之公平價值總額上升114,000,000港元而就有關債務部份則減少18,200,000港元，並分別在損益及儲備中確認。

流動資金

於二零零六年三月三十一日之銀行及現金結存大幅下跌至26,500,000港元（二零零五年：379,600,000港元），佔本集團有形資產淨值之1.4%（二零零五年：27%）。如此大幅度之下跌主要由於26,000,000港元之銀行及現金結存根據本公司日期為二零零六年四月十日之通函所載之非常重大之出售事項（「MEMOREX出售事項」）重新分類為「可供銷售之資產」。年內該等現金主要用作日常營運及金融工具投資。本集團於二零零六年三月三十一日之流動比率為1.43（二零零五年：1.91）。

財務回顧

本集團於二零零六年三月三十一日之流動資產增加301,500,000港元（12.7%）至2,669,000,000港元（二零零五年：2,367,500,000港元）。

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本集團於年內悉數出售於二零零五年三月三十一日之價值108,000,000港元之其他資產，代價為118,800,000港元，共錄得10,800,000港元之溢利。

存貨由二零零五年三月三十一日之587,100,000港元減少至二零零六年三月三十一日之8,600,000港元。存貨減少主要原因是根據「MEMOREX出售事項」將616,100,000港元重新分類至「分類為可供銷售之資產」。重新分類前增加37,600,000港元乃由於管理層預料美國及英國之附屬公司的存貨水平上升，皆因銷售上升而主要為DVD存貨的供應也上升。

貿易及其他應收賬款由二零零五年三月三十一日之761,900,000港元（經重列）減至二零零六年三月三十一日之59,700,000港元。減少的主要原因是根據「MEMOREX出售事項」將645,900,000港元重新分類至「分類為可供銷售之資產」。重新分類前之應收賬款流轉期由去年之38日輕微增加至本年度之39日。

貿易及其他應付賬款由二零零五年三月三十一日之1,011,800,000港元減少至二零零六年三月三十一日之358,800,000港元。減少的主要原因是根據「MEMOREX出售事項」將669,800,000港元重新分類至「可供銷售資產之直接相關負債」。重新分類前之應付賬款流轉期由去年之54日減少至本年度之44日。減少之主要原因是就年內購置商品提前償還貿易應付賬款以代替現金折讓所致。

於二零零六年三月三十一日，本集團借款總額為720,500,000港元（二零零五年：293,300,000港元），其中95,700,000港元（二零零五年：160,000,000港元）毋須於一年內償還。有關借款包括銀行借款125,300,000港元（二零零五年：82,000,000港元）、其他貸款562,000,000港元（二零零五年：161,300,000港元）及透支33,200,000港元（二零零五年：47,000,000港元）。此外，於二零零六年三月三十一日，融資租約承擔及應付一名股東款項分別為500,000港元及2,500,000港元。借款增加主要由於年內就投資及日常營運取得合共1,762,500,000港元之新增借款，惟還款總額僅為1,240,800,000港元所致。此外，本集團於二零零六年三月透過收購一間附屬公司而錄得作為負債之93,000,000港元銀行借款。

聯營公司權益

結餘由二零零五年三月三十一日之632,200,000港元下降至二零零六年三月三十一日之616,900,000港元，主要是由於在年內收購一間聯營公司額外權益24,100,000港元，出售若干聯營公司權益4,400,000港元、匯兌損失3,400,000港元及應佔聯營公司其他儲備及虧損分別增加35,100,000港元及21,500,000港元。此外，收購一間聯營公司所產生之商譽已於年內處理，虧損為14,400,000港元。根據本公司於二零零六年五月二十六日刊發之通函，在中策集團有限公司之股權15.3%（30,800,000港元）已被重新分類為「可供銷售資產」。

資產抵押

於二零零六年三月三十一日，本集團將1,430,000,000港元（二零零五年：240,200,000港元）之若干資產抵押予銀行及財務機構以取得本集團之貸款融資。

資本與負債比率

由於年內就本集團之投資提供資金而增加銀行及其他借款，於二零零六年三月三十一日之資本與負債比率（借款／股東資金）大幅上升至38.6%（二零零五年：16.2%）。

匯兌及利率風險

本集團大部份之業務交易、資產及負債均以港元及美元計值。然而，本集團將考慮於其本身及有關之海外附屬公司認為合適時訂立對沖合約以對銷下調風險。

或然負債

於二零零六年三月三十一日，本集團並無任何有關一名集團外人士獲授之融資而向銀行及其他財務機構作出擔保之或然負債（二零零五年：無）。然而，本集團就其聯營公司給予銀行及第三方人士之擔保應佔或然負債11,500,000港元（二零零五年：13,700,000港元）。

僱員及薪酬政策

於二零零六年三月三十一日，本集團僱用約500名員工（二零零五年：500名）。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。本集團每年均會作出檢討。本集團亦提供培訓計劃、強制性公積金計劃、醫療保險及酌情花紅予僱員，表現優異之僱員會獲得購股權之獎勵。然而，年內並無授出購股權。

業務及經營回顧

二零零五／二零零六年財政年度乃本集團重要的一年，其中最重要者為於二零零六年四月出售Memorex®業務，根據有關協議，該項交易包括出售Memorex®知識產權、商號、Memorex®所有涉及電子數據儲存硬體、媒體和配件的市場推廣及銷售業務之公司的全部股權及有關Memorex®商標和Memorex®商號其他產品之市場推廣及銷售的特許經營業務。

鑒於Memorex®業務競爭越趨激烈及經濟環境充滿變數，本公司認為應把握時機，以有利的條件退出該項業務。出售Memorex®業務的交易於二零零六年四月完成，屬本集團一次非常重大的出售事項，並為本集團於二零零六／二零零七年上半年的財政年度帶來已兌可觀的現金收益。協議項下之額外金額（倘能達到）令本集團能夠分享Memorex®業務未來直至二零零九年之經營成果。

貿易業務

北美洲

在北美市場，Memorex®於二零零六年財政年度錄得創紀錄水平收入，年內收入創紀錄水平，主要反映USB Flash收入的增長。USB Flash單位銷售及收入均按年增加近150%。透過加強向主要零售商銷售Memorex®，令USB Flash Drive市場佔有率能大幅增加。USB Flash Drive在北美市場的佔有率由14%增加至19%，令Memorex®成為市場第三位品牌。根據行業貿易刊物所載資料顯示，DVD媒體業務錄得逾40%的單位增長，北美市場佔有率達28%，繼續保持領先地位。然而，由於全球市場DVD供應過剩，導致平均售價下降（「平均售價」），致令抵銷DVD的收入增長，DVD收入按年下降約2%。

基於全球DVD媒體供應過剩，導致DVD媒體產品的利潤下跌，加上USB Flash Drive業務的拓展需要投入資金進行營銷工作，令北美業務的經營利潤率錄得按年下跌。

歐洲

歐洲市場仍需挑戰重重，DVD及一次收錄光碟媒體業務顯著倒退，令歐洲業務收入按年減少近20%。歐洲市場同業價格競爭激烈，上述兩項業務的單位銷售、平均售價和收入均告下跌。USB Flash Drive單位銷售和收入大幅增長，減輕了整體收入跌幅。

雖然Memorex®品牌在歐洲主要零售商市場中，保持較大的市場佔有率，然而，歐洲市場遠較北美市場分散，產品需求的波動較大。年內，本集團成功降低存貨水平，得以在瞬息萬變的市場環境裏，減少存貨風險，提高集團毛利率。

投資

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結算日後事項

出售Memorex International Inc.（「MII」）之資產

於二零零六年一月十九日，MII與Imation Corp.訂立一項買賣協議。Memorex出售事項之詳情載於本公司日期為二零零六年四月十日之通函內。該出售事項已於二零零六年四月二十八日完成。

漢傳媒之包銷協議

於二零零六年四月二十二日，本公司、寶德證券有限公司及漢傳媒訂立一項包銷協議，內容有關漢傳媒之供股。據此，本公司已同意按每股供股股份之認購價0.014港元，最多認購其承諾尚未認購供股股份中之329,037,330股供股股份。於同日，本公司已向漢傳媒承諾，其將悉數認購漢傳媒供股項下之配額。於二零零六年六月三十日，本公司以每股供股股份之認購價0.014港元認購漢傳媒1,991,487,330股供股股份。該項交易之詳情載於本公司日期為二零零六年五月十七日之通函內。

認購澳門祥泰地產之可兌換票據

於二零零六年四月二十七日，本公司與澳門祥泰地產訂立一項認購協議，以認購澳門祥泰地產本金額為270,000,000港元之1厘息可兌換票據，總現金代價為270,000,000港元。認購事項已於二零零六年六月十五日完成。有關認購事項之詳情載於本公司日期為二零零六年五月二十六日之通函內。

出售中策集團有限公司（「中策」）15.3%股權及收購群龍投資有限公司（「群龍」）權益

於二零零五年三月十日，本公司及保華集團有限公司（前稱保華德祥建業集團有限公司）與Nation Field Limited訂立售股協議（「售股協議」），以代價約26,000,000港元出售約15.3%中策股權。售股協議已於二零零六年五月二十四日完成。於二零零六年五月二十六日，新作利有限公司代表威翰有限公司（「威翰」）向群龍股東提出自願收購建議，以收購威翰、其聯繫人及一致行動人士尚未擁有或同意收購的群龍股份（「群龍收購建議」）。群龍收購建議已於二零零六年六月十六日下午四時截止。因此，威翰擁有群龍已發行股本約98.92%。

發行可兌換可交換票據及建議認購China Enterprises Limited（「CEL」）可兌換票據

於二零零六年六月二十七日，本公司與五位認購人訂立五份認購協議（「認購協議」），其中四位為由環球資產管理公司管理之基金認購人，餘下一位認購人則為德祥企業集團有限公司（「德祥」）。根據認購協議，基金認購人及德祥各自均已有條件同意以現金合共認購本金額為150,000,000美元1厘息可兌換可交換票據（「錦興票據」）（「德祥認購事項」）。根據認購協議，本公司須在簽訂認購協議後在實際可行情況下盡快與CEL訂立一份合約，以發行錦興票據之所得款項認購本金額為100,000,000美元之1厘息CEL可兌換票據（「CEL認購事項」）。德祥認購事項及CEL認購事項之詳情載於本公司日期為二零零六年七月六日之公佈內。

認購美亞娛樂資訊集團有限公司（「美亞」）之可兌換票據

於二零零六年六月二十八日，本公司與美亞訂立一項認購協議（「美亞認購協議」），以認購美亞本金額為50,000,000港元之4厘息可兌換票據，總現金代價為50,000,000港元。於本年度業績公佈日期，美亞認購協議尚未完成。有關認購事項之詳情載於本公司日期為二零零六年七月二十一日之通函內。

認購嘉禾娛樂事業（集團）有限公司（「嘉禾」）之可兌換票據

於二零零六年七月十日，本公司與嘉禾訂立一項認購協議（「嘉禾認購協議」），以認購嘉禾本金額為50,000,000港元之4厘息可兌換票據，總現金代價為50,000,000港元。於本年度業績公佈日期，嘉禾認購協議尚未完成。認購事項之詳情載於本公司日期為二零零六年七月二十八日之通函內。

展望

隨著於二零零六年四月完成出售Memorex®業務後，本集團一方面專注於餘下業務的經營，包括證券買賣、物業投資及買賣，以及其他策略性投資（包括投資於在不同證券交易所上市的聯營公司及上市公司所發行的長期可兌換票據）。另一方面，則繼續積極發掘其他投資機會。

於二零零六年六月，本公司收購群龍98.92%股權，透過該公司令本公司持有在亞洲及中國內地的投資項目。本集團及其聯營公司的業務範圍廣泛，包括物業發展及買賣、輪胎及包裝物料製造與銷售、採砂、提供旅行團、旅遊、酒店業務、保健業務、娛樂事業及收費電視、家居消費產品貿易分銷以及投資控股。

於回顧年度，本集團認購三份分別由澳門祥泰地產、漢傳媒及和記行發行之可兌換票據。隨後不久亦將認購由美亞及嘉禾發行之可兌換票據。展望將來，本集團將進一步物色策略投資項目，以鞏固現有投資組合，將資產組合多元化。

購買、出售或贖回本公司之上市股份

截至二零零六年三月三十一日止年度，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市股份。

企業管治常規

截至二零零六年三月三十一日止年度內，本公司已應用該等原則及遵守企業管治常規守則（「企業管治守則」）之所有守則條文（惟於二零零五年七月一日或之後開始之會計期間生效有關內部監控之守則條文第C.2條則除外），惟下列偏離事項除外：

企業管治守則條文第A.2.1條

根據企業管治守則條文第A.2.1條，主席及行政總裁之角色應予區分，並不應由一人同時兼任。本公司現時並無設有「行政總裁」（「行政總裁」）之職位。然而，行政總裁之職責乃由本公司董事總經理Yap, Allan博士履行，職權猶如本公司行政總裁一樣。

企業管治守則條文第A.4.1條

根據企業管治守則條文第A.4.1條，非執行董事應有指定委任期，並須接受重選。現有獨立非執行董事並無指定任期，惟所有董事（包括執行及非執行董事）須根據本公司之公司細則第87(2)條於本公司股東週年大會上輪值退任。

因此，本公司認為已採取足夠措施確保本公司之企業管治常規之嚴謹程度不遜於該企業管治守則所訂立之規定。

遵守董事進行證券交易之標準守則

本公司已採納聯交所證券上市規則（「上市規則」）附錄十所載之標準守則作為與其董事之證券交易有關之操守準則。本公司在作出具體查詢後，所有董事均確認，彼等於截至二零零六年三月三十一日止年度一直遵守標準守則所載之規定標準。

審核委員會

本公司之審核委員會已聯同管理層審閱本集團所採納之會計原則及慣例，並就審核及財務報告事宜進行商討，包括審閱本公司截至二零零六年三月三十一日止年度之經審核財務報表。審核委員會之現有成員包括三位獨立非執行董事黃景霖先生、郭嘉立先生及冼志輝先生。

於聯交所網站刊登年度業績公佈

根據上市規則附錄十六第45(1)至45(8)段規定，本集團截至二零零六年三月三十一日止年度之年度業績之所有資料，將於適當時候在聯交所網站內刊登。

致謝

本人謹此向各董事會成員、管理人員及僱員於過去一年之努力及對本集團所作出之貢獻，深表謝意。

代表董事會
錦興集團有限公司
主席
陳國強博士

香港，二零零六年七月二十八日

於本公佈日期，董事會包括：

執行董事：—
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：—
袁天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
九龍
觀塘鴻圖道51號
保華企業中心8樓

RECEIVED
2006 AUG -2 P 12:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Page 1)


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 MARCH 2006

SUMMARY OF RESULTS

The board of directors (the "Board") of Hanny Holdings Limited (the "Company") announces the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 March 2006 together with comparative figures as follows:

Consolidated Income Statement
For the year ended 31 March 2006

	Notes	Year ended 31 March 2006 HK$'000	2005 HK$'000 (Restated)
Continuing Operations			
Revenue	2, 3	316,638	257,656
Cost of sales		(278,353)	(145,060)
Gross profit		38,285	112,596
Other income	4	116,585	102,646
Distribution and selling expenses		(2,339)	(12,432)
Administrative expenses		(111,342)	(122,317)
Other expenses	5	(50,623)	(29,712)
Impairment loss on trademark licenses		(164,667)	–
Realization of negative goodwill arising on acquisition of additional interest in an associate		–	2,057
Change in fair value of conversion options embedded in convertible notes		114,048	–
Finance costs	6	(63,466)	(15,155)
Share of results of associates		(21,494)	(64,909)
Impairment loss on goodwill arising on acquisition of an associate		–	(177,446)
Amortization of goodwill arising on acquisition of associates		–	(28,089)
Net gain (loss) on disposal of subsidiaries and associates		921	(15,747)
Loss before income tax		(144,092)	(248,508)
Income tax expense	7	(4,331)	(4,282)
Loss for the year from continuing operations		(148,423)	(252,790)
Discontinued Operations			
Profit for the year from discontinued operations		52,419	152,552
Loss for the year	8	(96,004)	(100,238)
Attributable to:			
Equity holders of the Company		8,915	(161,862)
Minority interests		(104,919)	61,624
		(96,004)	(100,238)
Distributions	9	22,463	11,193
Earnings (loss) per share	10		
From continuing and discontinued operations			
– Basic		HK$0.04	HK$(0.82)
– Diluted		HK$0.04	N/A
From continuing operations			
– Basic		HK$(0.08)	HK$(1.16)
– Diluted		HK$(0.08)	N/A

Consolidated Balance Sheet
At 31 March 2006

	Notes	2006 HK$'000	2005 HK$'000 (Restated)
NON-CURRENT ASSETS			
Property, plant and equipment		38,567	70,557
Investment properties		133,000	–
Intangible assets		–	233,475
Goodwill		6,621	167,908
Interests in associates		616,871	632,201
Amount due from an associate		–	2,197
Loan to an associate		1,331	1,331
Investments in securities		–	123,534
Available-for-sale investments		534,045	–
Deposits for acquisition of long-term investments		190,175	35,000
Deferred tax assets		–	18,418
Club debentures		3,595	4,373
		1,524,205	1,288,994
CURRENT ASSETS			
Other asset		–	108,000
Inventories		8,553	587,078
Trade and other receivables	11	59,730	761,904
Available-for-sale investments		73,500	–
Investments held for trading		421,997	–
Conversion options embedded in convertible notes		231,509	–
Investments in securities		–	144,435
Short-term loan receivables		20,162	111,851
Short-term loan receivables from related companies		159,559	224,233
Margin loan receivables		18,680	30,586
Amounts due from associates		2,623	–
Tax recoverable		923	19,855
Pledged bank deposit		19,966	20,014
Bank balances and cash		6,514	359,603
		1,023,716	2,367,559
Assets classified as held for sale		1,645,259	–
		2,668,975	2,367,559
CURRENT LIABILITIES			
Trade and other payables	12	358,856	1,011,814
Margin loan payables		153	253
Bills payable		422	3,644
Tax payable		33,264	91,420
Borrowings – due within one year		591,629	85,881
Obligations under finance leases – due within one year		–	462
Bank overdrafts		33,187	46,978
		1,017,511	1,240,452
Liabilities directly associated with assets classified as held for sale		854,328	–
		1,871,839	1,240,452
NET CURRENT ASSETS		797,136	1,127,107
TOTAL ASSETS LESS CURRENT LIABILITIES		2,321,341	2,416,101
NON-CURRENT LIABILITIES			
Borrowings – due after one year		95,693	157,470
Amount due to a minority shareholder		–	2,526
Deferred tax liabilities		6,325	114
		102,018	160,110
		2,219,323	2,255,991
CAPITAL AND RESERVES			
Share capital		2,372	2,236
Reserves		1,866,517	1,804,138
Equity attributable to equity holders of the Company		1,868,889	1,806,374
Minority interests		350,434	449,617
		2,219,323	2,255,991

Notes:

1. **ACCOUNTING POLICIES**

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates and discontinued operations have been changed under HKAS 1 "Presentation of Financial Statements". The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and prior accounting years are prepared and presented.

Business Combinations

In the prior year, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1 January 2005. As a result of this change in accounting policy, no amortization of goodwill has been charged for the year ended 31 March 2006. In accordance with the relevant transitional provision in HKFRS 3 (the "Transitional Provision"), the Group has transferred goodwill previously held in capital reserves and other reserves of approximately HK$22,566,000 and HK$11,947,000 respectively to retained profits as at 1 April 2005. In accordance with the Transitional Provision, the Group has derecognized all discount on acquisition as at 1 April 2005 of which negative goodwill of approximately HK$429,000 previously recorded in capital reserve, and approximately HK$225,000 previously presented as a deduction from interests in associates.

Intangible Assets

In accordance with the transitional provisions in HKAS 38 "Intangible Assets", the Group reassessed the useful lives of its intangible assets on 1 April 2005 and concluded that certain trademark licenses with a total carrying amount of HK$226,687,000 recognized under the predecessor accounting standard have indefinite useful lives. The Group has applied the revised useful lives prospectively and discontinued amortizing intangible assets with indefinite useful lives from 1 April 2005. No amortization has been charged in relation to intangible assets with indefinite useful lives for the year ended 31 March 2006. As a result of this change in accounting estimate, amortization charge for the year ended 31 March 2006 has decreased by approximately HK$4,566,000. Comparative figures have not been restated.

Financial Instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. The adoption of HKAS 32 has had no material effect on the presentation of financial instruments in the financial statements of the Group. HKAS 39, which is effective for accounting periods beginning on or after 1 April 2005, generally does not permit to recognize, derecognize or measure financial assets and liabilities on a retrospective basis.

On 1 April 2005, the Group classified and measured its investments in equity securities in accordance with the transitional provisions of HKAS 39. As a result, "investments in securities" amounted to HK$123,534,000 and HK$144,435,000 have been classified as "available-for-sale investments" and "investments held for trading", respectively. On 1 April 2005, unquoted equity investments of which their fair value cannot be determined reliably are carried at cost less impairment. There was no material effect on the results of current and prior years.

Investment in convertible notes

From 1 April 2005 onwards, the Group has applied HKAS 39 to the convertible notes, which comprise of a conversion option embedded in a debt instrument, it acquired during the year ended 31 March 2006. In accordance with HKAS 39, the conversion option embedded in the debt instrument is accounted for separately as a derivative deemed as held for trading. Changes in fair value of the conversion option are recognized directly in profit or loss. The debt component is designated as "available-for-sale investments" with fair value changes recognized directly in equity.

Non-current assets held for sale and discontinued operations

In the current year, the Group has, for the first time, applied HKFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations" ("HKFRS 5"). HKFRS 5 requires an entity to classify a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than continuing use. The assets classified as held for sale should be measured at the lower of carrying amount and fair value, less costs to sell. The Group has applied the relevant transitional provisions in HKFRS 5 and elected to apply HKFRS 5 prospectively to non-current assets (or disposal groups) that meet the criteria of held for sale and operations that meet the criteria to be classified as discontinued on or after 1 April 2005. In the current year, assets with carrying amounts of HK$1,645,259,000 and the associated liabilities with carrying amounts of HK$854,328,000 have been classified as "assets held for sale" and "liabilities associated with assets classified as held for sale", respectively. Comparative consolidated income statement is also represented for discontinued operations.

Hotel Properties

HK Interpretation 2 "The Appropriate Accounting Policies for Hotel Properties" ("HK-INT 2") requires owner-operated properties to be classified as property, plant and equipment in accordance with HKAS 16 "Property, Plant and Equipment" and therefore be accounted for either using the cost model or the revaluation model. The Group's associate has resolved to account for these hotel properties using the cost model. Accordingly, share of loss of the associate for the year ended 31 March 2005 has been increased by HK$937,000.

2. REVENUE

Revenue represents the net amounts received and receivable for goods sold, securities traded by the Group, and sales of other asset to outside customers for the year. An analysis of the Group's revenue for the year, for both continuing and discontinued operations, is as follows:

	2006 *HK$'000*	2005 *HK$'000*
Continuing operations		
Sales of goods	51,452	124,172
Securities trading	146,386	93,884
Sale of other assets	118,800	39,600
	316,638	257,656
Discontinued operations		
Sales of goods	5,385,144	5,418,803
	5,701,782	5,676,459

3. SEGMENT INFORMATION

An analysis of the Group's revenue and segment results by business segments is as follows:

	Continuing operations				Discontinued operations		
	Trading of computer related products *HK$'000*	Trading of securities *HK$'000*	Property development and trading *HK$'000*	Total *HK$'000*	Trading of computer related products under "Memorex*" *HK$'000*	Trading of consumer electronic products *HK$'000*	Consolidated *HK$'000*
For the year ended 31 March 2006							
REVENUE							
External sales	51,452	146,386	118,800	316,638	4,210,551	1,174,593	5,701,782
SEGMENT RESULT	(28,635)	175,698	11,886	158,949	91,334	22,028	272,311
Interest income							44,398
Unallocated corporate expenses							(33,333)
Finance costs							(75,894)
Share of results of associates							(21,494)
Net gain on disposal of subsidiaries and associates							921
Impairment loss on trademark licenses							(164,667)
Impairment loss on available-for-sale investments							(49,845)
Impairment loss of club debentures							(778)
Allowance for loan receivable							(11,542)
Allowance for other receivable							(2,412)
Loss before income tax							(42,335)
Income tax expense							(53,669)
Loss for the year							(96,004)

	Continuing operations				Discontinued operations		
	Trading of computer related products *HK$'000*	Trading of securities *HK$'000*	Property development and trading *HK$'000*	Total *HK$'000*	Trading of computer related products under "Memorex*" *HK$'000*	Trading of consumer electronic products *HK$'000*	Consolidated *HK$'000* (As restated)
For the year ended 31 March 2005							
REVENUE							
External sales	124,172	93,884	39,600	257,656	3,853,541	1,565,262	5,676,459
SEGMENT RESULT	13,212	77,263	2,105	92,580	243,346	24,847	360,773
Interest income							22,651
Unallocated corporate expenses							(63,933)
Realization of negative goodwill arising on acquisition of an additional interest in an associate							2,057
Finance costs							(18,198)
Share of results of associates							(64,909)
Impairment loss on goodwill arising on acquisition of an associate							(177,446)
Amortization of goodwill arising on acquisition of associates							(28,089)
Loss on disposal of subsidiaries and associates							(15,747)
Profit before income tax							17,159
Income tax expense							(117,397)
Loss for the year							(100,238)

4. OTHER INCOME

Other income included the following items:

	Continuing operations		Discontinued operations		Consolidated	
	2006 *HK$'000*	2005 *HK$'000*	2006 *HK$'000*	2005 *HK$'000*	2006 *HK$'000*	2005 *HK$'000*
Interest on bank deposits	3,224	910	823	517	4,047	1,427
Interest on loan receivables	40,234	21,130	-	-	40,234	21,130
Interest on loan from an associate	117	94	-	-	117	94
Net exchange gain	-	324	-	-	-	324
Internet service income	366	3,096	-	-	366	3,096
Royalty income	-	-	788	2,787	788	2,787
Unrealized fair value gain of investments held for trading/Net unrealized holding gain on other investment	43,313	17,223	-	-	43,313	17,223
Rental income	20,594	20,415	6,110	7,257	26,704	27,672
Net gain on trading of derivatives financial instruments	-	15,100	-	-	-	15,100
Waiver of debt by a third party	-	14,415	-	-	-	14,415
Management fee income	3,497	3,573	-	-	3,497	3,573

5. OTHER EXPENSES

	Continuing operations		Discontinued operations		Consolidated	
	2006 *HK$'000*	2005 *HK$'000*	2006 *HK$'000*	2005 *HK$'000*	2006 *HK$'000*	2005 *HK$'000*
Loss on disposal of investment securities	-	29,712	-	-	-	29,712
Impairment loss on available-for-sale-investments	49,845	-	-	-	49,845	-
Impairment loss on club debentures	778	-	-	-	778	-
	50,623	29,712	-	-	50,623	29,712

6. FINANCE COSTS

	Continuing operations		Discontinued operations		Consolidated	
	2006 *HK$'000*	2005 *HK$'000*	2006 *HK$'000*	2005 *HK$'000*	2006 *HK$'000*	2005 *HK$'000*
Interest on borrowings wholly repayable within five years:						
– Bank loans and overdrafts	4,993	2,778	12,403	2,944	17,396	5,722
– Other loans	58,055	11,875	-	-	58,055	11,875
– Finance leases	-	-	25	99	25	99
Interest on bank borrowings not wholly repayable within five years	418	502	-	-	418	502
	63,466	15,155	12,428	3,043	75,894	18,198

7. INCOME TAX EXPENSE

	Continuing operations		Discontinued operations		Consolidated	
	2006 *HK$'000*	2005 *HK$'000*	2006 *HK$'000*	2005 *HK$'000*	2006 *HK$'000*	2005 *HK$'000*
Current tax:						
Hong Kong Profits Tax	2,112	79	-	-	2,112	79
Overseas	2,003	4,226	70,473	95,931	72,476	100,157
	4,115	4,305	70,473	95,931	74,588	100,236
Deferred tax	216	(23)	(21,135)	17,184	(20,919)	17,161
	4,331	4,282	49,338	113,115	53,669	117,397

Hong Kong Profits Tax was calculated at 17.5% of the estimated assessable profit for the years ended 31 March 2006 and 2005.

Income tax arising in other jurisdictions was calculated at the rates prevailing in the relevant jurisdictions.

8. LOSS FOR THE YEAR

	Continuing operations		Discontinued operations		Consolidated	
	2006 *HK$'000*	2005 *HK$'000*	2006 *HK$'000*	2005 *HK$'000*	2006 *HK$'000*	2005 *HK$'000*
Loss for the year has been arrived at after charging (crediting):						
Staff costs (including directors' emoluments):						
Salaries and other benefits	19,393	34,265	145,970	136,585	165,363	170,850
Retirement benefits scheme contributions	856	1,341	2,832	1,837	3,688	3,178
	20,249	35,606	148,802	138,422	169,051	174,028
Depreciation and amortization:						
Amortization of intangible assets and goodwill (included in administrative expenses)	-	45,272	806	5,794	806	51,066
Depreciation and amortization of property, plant and equipment	2,613	8,102	11,191	11,683	13,804	19,785
	2,613	53,374	11,997	17,477	14,610	70,851
Allowance for bad and doubtful debts	3,097	11,374	13,575	10,895	16,672	22,269
Allowance for loan receivables	11,542	8,338	-	-	11,542	8,338
Allowance (reversal of allowance) for margin loan receivables	4,922	(2,387)	-	-	4,922	(2,387)
Write-down of slow moving and obsolete inventories	-	1,060	75,732	24,528	75,732	25,588
Auditors' remuneration	8,964	2,398	4,862	6,092	13,826	8,490
Net gain on investments held for trading/ Net gain on other investments	(60,980)	(62,136)	-	-	(60,980)	(62,136)
Loss on disposal of property, plant and equipment	2,616	405	120	693	2,736	1,098
Cost of inventory recognized as expense	43,491	50,072	3,977,855	4,065,948	4,021,346	4,116,020
Share of income tax of associates (included in share of results of associates)	2,615	4,247	-	-	2,615	4,247
Exchange loss (gain)	5,580	(10,470)	7,735	1,232	13,315	(9,238)

9. DISTRIBUTIONS

	2006 *HK$'000*	2005 *HK$'000*
Final, paid – HK6 cents per share for 2005, with a scrip option (2004: HK6 cents per share)	13,418	11,193
Interim, paid – HK4 cents per share with a scrip option	9,045	–
	22,463	11,193

The final dividend of HK6 cents (2005: HK6 cents) per share in cash with a scrip option has been proposed by the directors and is subject to approval of the shareholders at the forthcoming general meeting.

10. EARNINGS (LOSS) PER SHARE

For the years ended 31 March 2006 and 2005, the calculation of the basic earnings (loss) per share is based on the profit (loss) for the year attributable to equity holders of the Company of profit (loss) of HK$8,915,000 and HK$161,862,000, respectively, and on the weighted average number of shares in issue during the years ended 31 March 2006 and 2005 of 226,164,460 shares and 198,244,118 shares respectively.

For continuing and discontinued operations

The calculation of the basic and diluted earnings (loss) per share attributable to the ordinary equity holders of the Company is based on the following data:

Earnings:

	2006 HK$'000	2005 HK$'000
Profit (loss) for the year attributable to equity holders of the Company	8,915	(161,862)
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic earnings per share (in thousands)	226,164	198,244
Effect of dilutive potential ordinary shares: Options (in thousands)	2,806	N/A
Weighted average number of ordinary shares for the purposes of diluted earnings per share (in thousands)	228,970	N/A

During the year ended 31 March 2005, no diluted loss per share in respect of both the continuing and discontinued operations is presented as the exercise of the Company's share options would result in a decrease in loss per share.

11. TRADE AND OTHER RECEIVABLES

	2006 HK$'000	2005 HK$'000
Trade receivables	729,983	653,637
Less: accumulated allowances	(73,313)	(61,854)
	656,670	591,783
Other receivables	49,006	170,121
Reclassified as held for sale	(645,946)	–
	59,730	761,904

The Group allows an average credit-period of one to two months to its trade customers. The following is an aged analysis of trade receivable net of impairment losses at the respective balance sheet date:

	2006 HK$'000	2005 HK$'000
Not yet due	573,862	548,407
Overdue within one month	66,333	25,996
Overdue between one and two months	2,266	4,561
Overdue more than two months	14,209	12,819
	656,670	591,783

The fair value of the Group's trade receivables at respective balance sheet date was approximate to the corresponding carrying amount.

12. TRADE AND OTHER PAYABLES

Included within trade and other payables is a trade creditor balance of HK$71,535,000 and HK$564,154,000 at 31 March 2006 and 2005, respectively.

During the year, trade creditor balance of HK$405,439,000 was reclassified as liabilities directly associated with assets held for sale

The following is an aged analysis of trade creditors at respective balance sheet date:

	2006 HK$'000	2005 HK$'000
Not yet due	380,210	417,919
Overdue within one month	75,260	74,518
Overdue between one and two months	11,467	27,951
Overdue more than two months	10,037	43,766
	476,974	564,154

The fair value of the Group's trade and other payables at respective balance sheet date approximates to the corresponding carrying amount.

FINAL DIVIDEND

The Board has recommended the payment of a final dividend of HK6 cents per share in cash with scrip option (2005: HK6 cents, with scrip option) for the year ended 31 March 2006 subject to the approval of the shareholders of the Company at the forthcoming annual general meeting ("AGM") of the Company. An interim dividend of HK4 cents per share with scrip option (2004: Nil) was paid by the Company during the year.

Subject to the shareholders' approval at the AGM, the dividend warrants will be paid on or around Friday, 29 September 2006 in cash, with shareholders being given an option to receive shares of HK$0.01 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the five consecutive trading days ending 31 August 2006. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to the shareholders after the AGM. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be allotted and issued.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 29 August 2006 to Friday, 1 September 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend, all completed share transfers forms, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch share registrar, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Monday, 28 August 2006.

MANAGEMENT DISCUSSION AND ANALYSIS

Results and financial review

Results

For the year ended 31 March 2006, the Group's audited consolidated loss before minority interests was HK$96.0 million (2005: loss of HK$100.2 million, as restated), which comprised of loss after operating income and expenses from continuing operations of HK$9.5 million (2005: profit of HK$50.8 million), impairment loss on trademark licenses of HK$164.6 million (2005: Nil), favorable change in fair value of conversion option embedded in convertible notes of HK$114.0 million (2005: Nil), finance costs from continuing operations of HK$63.5 million (2005: HK$15.2 million), share of net losses of associates of HK$21.5 million (2005: net losses of HK$65.0 million, as restated), net gain on disposal of subsidiaries and associates of HK$1.0 million (2005: loss of HK$15.7 million), income tax expense from continuing operations of HK$4.3 million (2005: HK$4.3 million), and profit from discontinued operations of HK$52.4 million (2005: HK$152.6 million). In addition, there were realization of negative goodwill arising on acquisition of an additional interest in an associate, impairment loss on goodwill arising on acquisition of an associate and amortization of goodwill arising on acquisition of associates of HK$2.1 million, HK$177.4 million and HK$28.1 million, respectively, for the year ended 31 March 2005, there were no such items for the year ended 31 March 2006 as a result of the change in accounting policy as set out in Note 1.

Segment results

For trading of computer related products, segment turnover amounted to HK$4,262.0 million, increasing by HK$284.3 million (7.1%) from fiscal year 2005 and segment result recorded HK$62.7 million, decreasing by HK$193.9 million (75.6%).

For trading of consumer electronic products, segment turnover amounted to HK$1,174.6 million, decreasing by HK$390.1 million (25.0%) from fiscal year 2005 and segment result recorded HK$22.0 million, decreasing by HK$2.8 million (11.3%).

For trading of securities, segment turnover amounted to HK$146.4 million, increasing by HK$52.5 million (55.9%) from fiscal year 2005 and segment result recorded HK$175.7 million, increasing by HK$98.4 million (127.3%).

For property development and trading, segment turnover amounted to HK$118.8 million, increasing by HK$79.2 million (200%) and segment result recorded HK$11.9 million, increased by HK$9.8 million (466.7%).

This year, although the Group experienced steady growth, gross profit margin declined . This sales growth was due to our persistent efforts to control cost on inventory pricing, our strong and extensive business network worldwide and promotional efforts made. Nevertheless, allowances for slow-moving and obsolete inventories and bad and doubtful debts of HK$75.7 million and HK$14.3 million resulted in a lowered gross margin for the year.

The results of the Group was critically increased from a loss of HK$100.2 million (as restated) for the year ended 31 March 2005 to a loss of HK$96.0 million for the year by reduction of amortization of goodwill and realization of negative goodwill arising on acquisition of associates during the year totaled HK$26.0 million as compared to the year ended 31 March 2005 as a result of the change in accounting policy as set out in Note 1. Furthermore, the Group suffered less net losses under "Share of results of associates" during the year of HK$21.5 million, representing a decrease of HK$43.4 million (66.9%) from the previous fiscal year. In addition, the Group has a favorable change in fair value of conversion option embedded in convertible notes of HK$114.0 million (2005: Nil). The Group also disposed of its subsidiaries and associates during the year with a net gain of HK$1.0 million while a net loss of HK$15.7 million was resulted from disposals during the year ended 31 March 2005. Impairment loss on intangible assets decreased by HK$12.8 million to HK$164.6 million as compared to the year ended 31 March 2005 of HK$177.4 million. However, finance costs incurred increased by HK$48.3 million during the year owing to the increase in other borrowings as compared to the year ended 31 March 2005. Operating income from continuing operations and profit from discontinued operations dropped significantly from HK$50.8 million and HK$152.5 million for the year ended 31 March 31, 2005, respectively, to an operating loss of HK$9.5 million and profit of HK$52.4 million for the year, respectively.

Investment in Convertible Notes

During the year, the Group acquired three unlisted convertible notes issued by companies listed on the Stock Exchange for an aggregate consideration of HK$650.0 million. The aggregate fair value increase of HK$114.0 million in respect of the conversion option element and decrease of HK$18.2 million in respect of the debt element were recognized in profit and loss and reserves, respectively.

Liquidity

Bank and cash balances at 31 March 2006 decreased significantly to HK$26.5 million (2005: HK$379.6 million), accounting for 1.4% (2005: 27%) of the net tangible asset value of the Group. Such dramatic decrease was mainly attributable to the reclassification of bank and cash balances of HK$26.0 million to "assets classified as held for sale" pursuant to the very substantial disposal as set out in the Company's circular dated 10 April 2006 (the "Memorex Disposal"). The cash was mainly used for daily operations and investments in financial instruments during the year. The current ratio of the Group at 31 March 2006 was 1.43 (2005: 1.91).

Financial Review

The current assets of the Group at 31 March 2006 increased by HK$301.5 million (12.7%) to HK$2,669.0 million (2005: HK$2,367.5 million, as restated).

Such increase was mainly attributable to the decrease in trade and other receivables, inventories, bank balances and cash, other asset, short-term loan receivables, short-term loan receivables from related companies, tax recoverable and margin loan receivables by HK$702.2 million, HK$578.5 million, HK$353.1 million, HK$108.0 million, HK$91.7 million, HK$64.7 million, HK$18.9 million, and HK$11.9 million, respectively, at year end as compared to the last year, and offset by the increase in investments and amounts due from associates by HK$582.6 million and HK$2.7 million, respectively. In addition, there was an increase in "assets classified as held for sale" of HK$1,645.2 million at year end pursuant to the Memorex Disposal.

Other asset valued at HK$108.0 million as at 31 March 2005 was fully disposed of at a consideration of HK$118.8 million during the year, with a profit of HK$10.8 million.

Inventories decreased from HK$587.1 million as at 31 March 2005 to HK$8.6 million as at 31 March 2006. Such decrease was mainly attributable to the reclassification of HK$616.1 million to "assets classified as held for sale" pursuant to the Memorex Disposal. The increase of HK$37.6 million before the reclassification was attributable to the increase in inventory levels of the subsidiaries in the United States and United Kingdom at year end due to the increase in sales and the increase in supply on hand primarily in DVD inventory.

Trade and other receivables decreased from HK$761.9 million (as restated) as at 31 March 2005 to HK$59.7 million as at 31 March 2006. Such decrease was mainly attributable to the reclassification of HK$645.9 million to "assets classified as held for sale" pursuant to the Memorex Disposal. The number of days for debtors turnover before the reclassification increased slightly from 38 days last year to 39 days in the current year.

Trade and other payables decreased from HK$1,011.8 million as at 31 March 2005 to HK$358.8 million as at 31 March 2006. Such decrease was mainly attributable to the reclassification of HK$669.8 million to "liabilities directly associated with assets classified as held for sale" pursuant to the Memorex Disposal. The number of day for creditors turnover decreased from 54 days last year to 44 days in current year. Such decrease was mainly attributable to the early settlement of trade payables in lieu of cash discount on goods purchased during the year.

At 31 March 2006, total borrowings of the Group amounted to HK$720.5 million (2005: HK$293.3 million), of which HK$95.7 million (2005: HK$160.0 million) were not repayable within one year. The borrowings included bank borrowings of HK$125.3 million (2005: HK$82.0 million), other loans of HK$562.0 million (2005: HK$161.3 million), and overdrafts of HK$33.2 million (2005: HK$47.0 million). In addition, there were obligations under finance leases and an amount due to a minority shareholder of HK$0.5 million and HK$2.5 million, respectively, as at 31 March 2005. The increase in borrowings was mainly due to new borrowings totaling of HK$1,762.5 million obtained during the year for the purposes of investment and daily operation, but with the total repayment of only HK$1,240.8 million. In addition, bank borrowing of HK$93.0 million was recorded as a liability of the Group through the acquisition of a subsidiary in March 2006.

Interest in associates

The decrease in balance from HK$632.2 million as at 31 March 2005 to HK$616.9 million as at 31 March 2006 was mainly due to the acquisition of an additional equity interest in an associate of HK$24.1 million, disposal of interests in certain associates of HK$4.4 million, currency translation loss of HK$3.4 million, and share of associates' increase in other reserves and losses, of HK$35.1 million and HK$21.5 million, respectively, during the year. Furthermore, goodwill arising on acquisition of an associate was disposed of with a loss of HK$14.4 million during the year. An equity interest of 15.3% in China Strategic Holdings Limited of HK$30.8 million was reclassified to "assets classified as held for sale" pursuant to the Circular dated 26 May, 2006 issued by the Company.

Pledge of assets

At 31 March 2006, certain assets of the Group amounting to HK$1,430.0 million (2005: HK$240.2 million) were pledged to banks and financial institutions for loan facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at 31 March 2006 significantly increased to 38.6% (2005: 16.2%) owing to the additions of bank and other borrowings during the year to finance the Group's investments.

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. However, the Group will consider entering into hedging contracts to eliminate any exposures to downside risks, whenever the Group and the concerned foreign subsidiaries think fit.

Contingent liabilities

As at 31 March 2006, the Group had no contingent liabilities in relation to guarantees given to banks and other financial institutions for facilities granted to an outsider (2005: Nil). However, the Group had a share of contingent liabilities from its associates in relation to guarantees given to banks and third parties of HK$11.5 million (2005: HK$13.7 million).

Employees and remuneration policies

As at 31 March 2006, there were approximately 500 staff (2005: 500) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to be reviewed every year. The Group also provided employee training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis. However, no share options were granted during the year.

BUSINESS AND OPERATIONS REVIEW

The financial year of 2005/2006 was an eventful year for the Group, the highlight of which was the disposal of the Memorex® business in April 2006. Pursuant to the agreement, the transaction included the disposal of the Memorex® intellectual property portfolio and trade names, the entire equity interest in all companies of the Memorex® business involved with the marketing and sale of hardware, media and accessories used for the storage of electronic data, and the licensing business of Memorex® trademarks and trade names of Memorex® in connection with the marketing and sale of other products.

Given the intense competition and the uncertain economic environment encountered by the Memorex® business, the Company considered it an opportune time to exit the business on favorable terms. The disposal of the Memorex® business completed in April 2006 was a very significant disposal to the Group and should give rise to a fruitful gain and substantial cash inflow to the Group in the first half of financial year 2006/2007. If achieved, further earnout payments contemplated in the agreement will enable the Group to enjoy the benefits of the future performance of the Memorex® Business up to year 2009.

Trading Operations

North America

In North America, Memorex® recorded record revenues in fiscal year 2006. Growth in USB Flash revenues was the primary driver of the record revenues achieved during the year. USB Flash unit sales and revenues increase nearly 150% year over year. Memorex® was able to substantially increase its USB Flash Drive market share through increased penetration of key retailers. North American USB Flash Drive market share increased from 14% to 19% and Memorex® became the number two player. The DVD media business experienced an over 40% unit growth and a continued number one position with a 28% market share in the North American market according to industry trade publications. However, DVD revenue growth was stalled as a result of declining Average Selling Prices ("ASP"), as a result of an over supply of DVDs in the global market. DVD revenues declined approximately 2% year over year.

Operating margins in North America declined year over year primarily as a result of depressed DVD media margins due to the global over supply and marketing investment required to expand the USB Flash Drive business.

Europe

The European market remained challenging during the fiscal year. European revenues declined nearly 20% year over year largely as a result of sharp declines in the DVD and CDR media business categories. Fierce price competition among competitors within the European market resulted in unit, ASP and revenue declines in both media categories. Overall revenue declines were buoyed by strong increases in USB Flash Drive unit and revenues.

Although the Memorex® brand captured a strong presence within top European retailers the market became much more fragmented than the North American market causing fluctuating demand for its products. The Group was able to substantially decrease inventories during the year to reduce inventory exposure and improve gross margins in a dynamic market environment.

Investment

During the year, the Group subscribed for the convertible notes issued by Macau Prime Properties Holdings Limited (formerly known as Cheung Tai Hong Holdings Limited) ("MPP"), See Corporation Limited ("SCL") and Wo Kee Hong (Holdings) Limited ("WKH") respectively. The subscription of notes enables the Group to diversify our investment portfolio into the entertainment and pay TV industries, and property developments in Macau and electronic products respectively, should we assess the performance of the note issuers is outstanding. The convertible notes provide the Group with a stable return on investment. The conversion rights attached to the convertible notes give the Group flexibility to acquire marketable equity shares and an opportunity to enjoy any potential capital gain in the value of the marketable equity shares.

SUBSEQUENT EVENTS

Disposal of the assets of Memorex International Inc. ("MII")

On 19 January 2006, MII entered into a sale and purchase agreement with Imation Corp.. Details of the Memorex Disposal are set out in the Company's circular dated 10 April 2006. This disposal was completed on 28 April 2006.

The underwriting agreement of SCL

On 22 April 2006, the Company, Success Securities Limited and SCL entered into an underwriting agreement in relation to the rights issue of SCL. Pursuant to which, the Company agreed to subscribe the untaken rights shares up to its commitment of 329,037,330 rights shares at a subscription price of HK$0.014 per rights share. On the same date, the Company executed an undertaking to SCL that it would take up its entitlement under the rights issue of SCL in full. On 30 June 2006, the Company subscribed 1,991,487,330 rights shares of SCL at HK$0.014 per rights share. Details of the transaction are set out in the Company's circular dated 17 May 2006.

Subscription of convertible note of MPP

On 27 April 2006, the Company entered into a subscription agreement with MPP to subscribe for the 1% convertible note of MPP with a principal amount of HK$270 million for a total cash consideration of HK$270 million. The subscription was completed on 15 June 2006. Details of the subscription are set out in the Company's circular dated 26 May 2006.

Disposal of 15.3% interests in China Strategic Holdings Limited ("CSHL") and acquisition of interests in Group Dragon Investments Limited ("GDI")

On 10 March 2005, the Company and PYI Corporation Limited (formerly known as Paul Y.-ITC Construction Holdings Limited) entered into a share sale agreement (the "Share Sale Agreement") with Nation Field Limited for the disposal of an approximately 15.3% interests in CSHL at the consideration of approximately HK$26 million. The Share Sale Agreement was completed on 24 May 2006. On 26 May 2006, Somerley Limited, on behalf of Well Orient Limited ("Well Orient") made a voluntary offer to the shareholders of GDI to acquire the GDI shares, other than those owned or agreed to be acquired by Well Orient, its associates and parties acting in concert with it ("GDI Offer"). The GDI Offer closed at 4:00 p.m. on 16 June 2006. As a result, Well Orient was interested in approximately 98.92% of the issued share capital of GDI.

Issue of convertible exchangeable notes and proposed subscription of convertible note in China Enterprises Limited ("CEL")

On 27 June 2006, the Company entered into five subscription agreements with each of five subscribers (the "Subscription Agreements"), four of them are fund subscribers who are funds managed by global asset management firms, with the remaining subscriber being ITC Corporation Limited ("ITC"). Pursuant to the Subscription Agreements, the fund subscribers and ITC have in aggregate conditionally agreed to subscribe by cash for the US$150 million 1% convertible exchangeable notes with principal amount of US$75 million each (the "Hanny Notes") (the "ITC Subscription"). Under the Subscription Agreement, the Company is required as soon as practicable after the signing of the Subscription Agreements to enter into a contract with CEL to subscribe the 1% convertible note of CEL with principal amount of US$100 million with the proceeds from the issue of the Hanny Notes (the "CEL Subscription"). Details of the ITC Subscription and CEL Subscription are set out in the Company's announcement dated 6 July 2006.

Subscription of convertible note of Mei Ah Entertainment Group Limited ("Mei Ah")

On 28 June 2006, the Company entered into a subscription agreement with Mei Ah ("Mei Ah Subscription Agreement") to subscribe for the 4% convertible note of Mei Ah with a principal amount of HK$50 million for total cash consideration of HK$50 million. As at the date of this annual results announcement, the Mei Ah Subscription Agreement had not yet completed. Details of the subscription are set out in the Company's circular dated 21 July 2006.

Subscription of convertible note of Golden Harvest Entertainment (Holdings) Limited ("GH")

On 10 July 2006, the Group entered into a subscription agreement with GH (the "GH Subscription Agreement") to subscribe for the 4% convertible note of GH with a principal amount of HK$50 million for total cash consideration of HK$50 million. As at the date of this annual results announcement, the GH Subscription Agreement had not yet completed. Details of the subscription are set out in the Company's circular dated 28 July 2006.

OUTLOOK

Following the closing of the disposal of the Memorex® business in April 2006, the Group has, on the one hand, been concentrating on the businesses carried out by the remaining businesses, which comprise the trading of securities, property investment and trading and other strategic investments including investments in associated companies listed on the various stock exchanges and long-term convertible notes issued by listed companies, while continuing to actively explore other investment opportunities on the other hand.

In June 2006, the Company acquired a 98.92% stake in Group Dragon Investments Ltd. ("GDI") which serves as an investment vehicle for the Company in projects in Asia and mainland China. The diverse business coverage of the Group and its associates includes property development and trading, manufacturing and marketing of tires and package material, sand mining, business of providing tour, travel, hotel business, health care business, entertainment and pay TV, trading and distribution of household consumer products, and investment holding.

During the year under review, the Group subscribed for three convertible notes issued by MPP, SCL and WKH respectively. There are also upcoming subscriptions of convertible notes issued by Mei Ah and GH. Going forward, the Group will look for further strategic investments that will both strengthen and bring diversity to the present portfolio.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

During the year ended 31 March 2006, there were no purchases, sales or redemptions by the Company, or any of its subsidiaries, of the Company's listed shares.

CORPORATE GOVERNANCE PRACTICES

The Company has applied the principles and complied with all the code provisions on the Code on Corporate Governance Practices (the "CG Code") (with the exception of code provision C.2 on internal control which is effective for accounting periods commencing on or after 1 July 2005) throughout the year ended 31 March 2006, except for the following deviations:–

Code Provision A.2.1 of the CG Code

Under the code provision A.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The Company does not at present have any officer with the title of "chief executive officer" ("CEO") but instead the duties of a CEO are performed by Dr. Yap, Allan, the Managing Director of the Company, in the same capacity as the CEO of the Company.

Code Provision A.4.1 of the CG Code

Under the code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term, subject to re-election. The current independent non-executive directors are not appointed for a specific term. However, all directors (including executive and non-executive) are subject to retirement by rotation at annual general meeting of the Company in accordance with bye-law 87(2) of the Bye-Laws of the Company.

As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the CG Code.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") as its own code of conduct regarding directors' securities transactions (the "Model Code"). Having made specific enquiry by the Company, all directors have confirmed the compliance with the required standard set out in the Model Code during the year ended 31 March 2006.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing and financial reporting matters including the review of the audited financial statements of the Company for the year ended 31 March 2006. The Audit Committee currently comprises three independent non-executive directors, namely, Messrs. Wong King Lam, Joseph, Kwok Ka Lap, Alva, and Sin Chi Fai.

PUBLICATION OF ANNUAL RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE

All the information of the annual results of the Group for the year ended 31 March 2006 required by paragraphs 45(1) to 45(8) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

APPRECIATION

I would like to take this opportunity to express my gratitude to my fellow board members, the management and employees for their hard work and contribution to the Group in the past year.

By the Order of the Board
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 28 July 2006

As at the date hereof, the Board comprises:

Executive Directors:–
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)

Independent Non-Executive Directors:–
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong